Delivering


AVIALL
INC

Annual Report 2004

Corporate Profile

Aviall, Inc., headquartered in Dallas, Texas, is a major solutions provider of sales, supply-chain management and related value-added services for the aviation and marine industries. Aviall Services is the world's largest independent global provider of new aviation parts, while the Company's Inventory Locator Service (ILS) subsidiary is a leading electronic provider of aviation and marine inventory information services. As of year-end 2004, Aviall employed over 930 persons at its corporate headquarters and business units.

Aviall Services markets and distributes worldwide approximately 400,000 unique aircraft and related engine line items from approximately 220 quality suppliers. It serves over 18,500 government/military, commercial and general aviation operators, including over 300 airlines, from its central warehouse complex near DFW International Airport (outside Dallas) and through its network of customer service centers and sales offices in North America, Europe and the Asia-Pacific region. Aviall Services also provides key value-added services, such as supply-chain planning and analysis systems, and extended operational support, such as economical repairs and other services, for aviation batteries, hoses, wheels and brakes.

ILS is the leading independent information provider and electronic marketplace facilitating the buying and selling of parts and services within the global aviation, commercial marine, and defense industries. With 24-hour availability via both the Internet and traditional dial-up, the ILS database averages almost 44,000 accesses each business day while serving almost 4,000 subscribing companies and 14,400 individual users in more than 87 countries. ILS is headquartered in Memphis, Tennessee.

Aviall, Inc. is listed and principally traded on the New York Stock Exchange under the symbol "AVL."

Financial Highlights

(In thousands, except per share data)

For the Year	2004	2003	Change
Net sales	$1,164,003	1,013,335	+ 15%
Gross profit	191,924	169,635	+ 13
Operating income from continuing operations	76,340	67,748	+ 13
Average diluted shares outstanding	33,658	31,226	+ 8
Common stock price range (high/low)	$24.00-$14.40	$16.50-$6.39	

At Year-End			
Variable working capital [(a)]	373,587	372,317	nm[(b)]
Current ratio	3.20:1	2.82:1	
Total assets	749,476	691,192	+ 8
Total debt	203,430	207,213	- 2
Total shareholders' equity	349,001	300,084	+ 16
Total debt to total capital – %	36.8%	40.8%	
Common shares issued	32,548	31,937	

(a) Receivables plus inventories less accounts payable
(b) Less than one percent

Net Sales
(In Millions)


$1,164.0
$1,013.3
$877.3*
$803.3
02
03
04

Operating Income from Continuing Operations
(In Millions)


$76.3
$67.7
$62.4
02
03
04

Total Shareholders' Equity
(In Millions)


$349.0
$300.1
$228.6
02
03
04

* *Total includes $74 million of Rolls-Royce T56 sales made directly by Rolls-Royce to the U.S. military during the RR T56 transition program, which ended in June 2002.*

"The Rolls-Royce Model 250 market has experienced significant spares and logistics improvements with Aviall. They continue to invest in the Model 250 program to ensure their mission of right part, right place, right time is achieved. We are delighted to say: 'Mission accomplished.'"

Tim McGrath, Director, Asset Management, Rolls-Royce

TO OUR SHAREHOLDERS:

Aviall delivers – on our commitments to customers, suppliers, employees and shareholders. Aviall delivers – across worldwide markets, with unmatched product breadth and value, and through leading-edge technologies. Aviall delivers – corporate ability, strength and growth, sustained business momentum and evolutionary industry transformation and vision. In this Report, we are pleased to discuss how 2004 has added to our nearly three-quarters-of-a-century heritage of Company performance. Our latest chapter – which began in 2000 – encompasses a new corporate spirit of dynamic accomplishments, capabilities and expectations. For promises both past and future, ours is a history and a creed imbued with two powerful words: Aviall delivers.

Delivering: Operational Achievements

In 2004, we continued to meet our strategic objectives:

- As a corporation, we again met or surpassed our targets for growth and profitability. We continued to strengthen our financial structure, upgraded our people assets, satisfied our Sarbanes-Oxley regulatory requirements, and increased our shareholder value;
- Within Aviall Services, we successfully developed new business relationships with large OEMs and also created a team focused on government/military new business development. We implemented and prepared for next-generation technologies to better serve our suppliers and customers and internal needs. We continued to increase our operational efficiencies, strengthened our business model scalability and further enhanced our already high levels of customer service and supplier responsiveness; and, completing our Company-wide scope,
- Within ILS, we expanded our e-Marketplace business covering the aviation and marine segments. We further developed our Government Electronic Marketplace (GEM) and its related products and organizational infrastructure. By leveraging our technology strengths, we introduced an array of new capabilities and product offerings called e-Business Services to expand our market opportunities. And, we continued to strengthen and develop our corporate partnerships to add content, technologies and constituencies.

In the pages that follow, we will expand upon each of these accomplishments. Taken together, they made 2004 another year of strong operational achievements for Aviall.

Delivering: Financial Results

In 2004, we also delivered another year of exceptional financial results:

- Aviall reported record sales of $1.164 billion, up a robust $151 million or 15% compared to 2003. Our sales

S&A Expense as % of Sales


11.9%
9.9%
9.9%
02
03
04

S&A Expense
(In Millions)


$95.4
$100.2
$115.6
02
03
04

Inventory Turns


2.8
3.1
3.2
02
03
04

performance reflected gains across every market segment and geographic region we serve. Since 1999, total Company revenue has more than tripled, a growth rate averaging more than 25% per year.

• Against this growth, we contended with increases in Sarbanes-Oxley compliance costs, shelf registration expenses and higher sales commissions versus 2003. As a result, our S&A expense as a ratio to sales, rather than declining, remained essentially flat year-over-year. Nevertheless, our record since 1999 of improving overhead leverage remains outstanding. Over the past five years, Aviall's S&A expense as a percentage of sales has been literally cut in half from 19.8% to 9.9%, or by 985 basis points. The improvement over that period is, we believe, an irrefutable testament to the technology, systems and cost-saving processes we have implemented throughout the Company.

• Driven by the Company's across-the-board sales gains and by our continuing S&A leverage, our operating income increased year-over-year by 13% to a record $76.3 million. Since 1999, Aviall's operating income has risen cumulatively by 469%, up an average 42% annually. Similarly, the Company's EBITDA (or earnings before income taxes, depreciation and amortization), a conventionally used financial indicator, rose to a record $91.9 million in 2004, up more than four-fold in five years.

• Lastly, the Company posted net earnings of $43.2 million, equal to diluted earnings per share of $1.28 and more than double 2003's reported $20.8 million. As a result, Aviall's net earnings versus 1999 have grown 344% in total (or an average of almost 35% per year).

Readers are referred to the financial section of this Report for more extensive details of Aviall's historical and 2004 financial performance.

Delivering: Partnerships for Our Future

Perhaps our most significant accomplishment of 2004 stretched technically into 2005. During last year, our new business team worked tirelessly toward developing a strategic new relationship with General Electric. The team's efforts were rewarded just two months ago – in late January – with the announcement of Aviall's exclusive new "lifetime" distribution contract covering replacement parts unique to GE's popular CF6-50 and CF6-80A engines. These engines now operate on nearly 1,500 aircraft worldwide, many of which are expected to continue in service for another 30 years or more. Our best estimate is that this contract will generate more than $5 billion in incremental Aviall revenue over the remaining operating life of these engines. After ramping up this year, we expect to add about $300 million to our sales in 2006 and maintain that average annually through 2014.

Delivering

Growth and Profitability



AVIALL
AVIALL
AVIALL
AVIALL
AVIALL
AVIALL
AVIALL

Left to Right:
Noy Boutah, *Receiving Clerk*, 3 years
Sam Walker, *Shipping Clerk*, 1 year
Jerome Stephens, *Warehouse Lead*, 22 years



Gross Profit
(In Millions)
$156.8
$169.6
$191.9
02
03
04



EBITDA
(In Millions)
$75.3
$82.3
$91.9
02
03
04

However, beyond the ongoing financial benefits we expect to receive, this contract, like our recent engine parts agreement with Rolls-Royce, serves as another watershed strategic event for Aviall, with broad long-term implications. We believe it is a further unmistakable testimonial of our value-added capability vis-à-vis major OEM aftermarket programs, positioning Aviall as the potential "go-to" industry resource for OEM aftermarket service and support. Strategically, these partnerships represent golden keys of opportunity to the door of substantial future growth.

Delivering: Growth and Profitability

On January 31, 2005, the Company began to receive earnings benefits from our new GE agreement. Combined with the ongoing internal growth we have forecast, our expectations for 2005 and beyond have become immediately brighter. With the substantial scalability and leverage of our business model, our anticipated sales increase should translate into a 2005 operating income reaching $105-$110 million, up more than 37% from 2004. As a result, we expect to report net earnings from continuing operations in the range of $55.0-$57.5 million, an increase of 27-33%, corresponding to earnings of approximately $1.60 to $1.66 per diluted share versus 2004's $1.28. For 2005, we should report depreciation and amortization expense of approximately $25 million, as part of another record EBITDA expected to surpass $130 million for the year. Looking longer term, we will seek to continue to grow Company fundamentals at a pace exceeding our industry averages – "internally" through greater sales of our existing core products and services and "externally" through the acquisition of additional product distribution rights. We believe our business model allows us to successfully translate such increases in our top-line revenue into better rates of growth in profitability.

Delivering: Corporate Vision/Corporate Scope

In our 2003 Annual Report, we discussed our forward-looking vision of a changing aviation aftermarket supply chain – a future in which Aviall commands a leading role in both shaping and executing the ongoing evolution. Our accomplishments in delivering economies of scale, customer and supplier value and new partnerships with major OEMs such as Rolls-Royce, Honeywell, Goodrich and now GE have all validated our strategic roadmap to growth and performance. We are at the vanguard of our industry's redefinition, and Aviall, our business partners, and those who adapt to the changing flows with us will be the ultimate beneficiaries.

Continuing diversification remains a key element of our growth strategy – among aviation sectors served, among suppliers represented, among products and services offered, and among geographic markets. As we move

"In the 12 months before we signed an agreement with Aviall, we used 117 different vendors for the parts we now get from them. Their end-to-end approach works well for us, saving us time and money."

Fred Kostanoski,
Director of Materials, Keystone Helicopter Corporation

into 2005, we believe Aviall has now achieved an unprecedented balance across each of these market determinants. From an overweighting of military skewed by our T56 success during the past two years, the onset of the new GE contract has rebalanced our business mix more equally between commercial airlines (40% of sales), government/military (40%) and general/corporate aviation (20%).

We see each sector growing proportionally through its own dynamic. For commercial airlines, we anticipate a continuing recovery in revenue passenger miles (RPMs), with expected double-digit growth among international and U.S. regional operators running somewhat ahead of their U.S. major carrier counterparts. The resulting higher load factors and more flying cycles are positives for Aviall's business prospects. In general aviation, the bubble of new aircraft delivered between 1997 and 2002, no longer covered by warranty, stimulated more parts sales in 2004. This trend should continue in 2005 supplemented by another strong year of helicopter engine parts sales (Rolls-Royce Model 250-related) as well. For both commercial and general aviation, we believe these positives will outweigh the drag of higher aviation fuel costs now besetting the industry. Lastly, we expect worldwide usage of T56-powered aircraft to not only continue at today's historically elevated levels but to actually increase further as the world geopolitical environment remains charged and as military/government budgets remain high. We will maintain our geographic diversity with 39 customer service centers located in North America, Europe, Asia, New Zealand and Australia. We will maintain our product and supplier diversity with a representation spanning approximately 400,000 individual line items and 220 OEMs. And, we will maintain our customer diversity with sales to over 18,500 government/military, general aviation/corporate and commercial operators, including more than 300 airlines. In delivering industry vision and scope, Aviall is truly unmatched.

Delivering: Reasons to Invest

Beyond the operating achievements and financial results, however, there remains one essential criterion for investors: "Does Aviall deliver shareholder value?" We believe the answer is an emphatic "Yes!" At the heart of our business model lies several immutable facts: a growing world aircraft fleet – commercial, general aviation and military – means more Aviall sales; increasing average aircraft age worldwide means more Aviall sales; the inevitable expansion of aviation accessibility in China and other areas with lesser-developed transportation infrastructures means more Aviall sales; and a growing recognition of our supply-chain "Value Proposition" throughout the aviation industry means more Aviall sales.

Total Assets
(In Millions)


$749.5
$691.2
$652.5
02
03
04

Total Debt
(In Millions)


$221.4
$207.2
$203.4
02
03
04

For Aviall and its investors, we believe our business model provides a logical means to participate in the long-term future growth of worldwide aviation, but without the more speculative capital, technological and political risks faced by most other industry participants. For the past five years, including the worst aerospace recession ever, Aviall's model has yielded a positive, highly scalable and sustainable growth in sales and earnings, which we believe has validated our business strategy and investment premise. We have delivered corporate fundamentals that have surpassed both our broader market and aviation peers. More importantly to investors, those fundamentals have translated into tangible market value, with Aviall's stock price appreciating from a low of $4.38 in June 2000 to a recent high of $30.40 in early February 2005. With an investment gain far exceeding that of indices such as the Russell 2000, S&P 500 and S&P 600 Aerospace and Defense over the past five years (see chart in this year's Proxy Statement), in shareholder value as well, Aviall delivers.

Promises Made, Promises Kept

In the Business Review following this Letter, we have addressed some of the basic issues facing our units – Aviall Services and ILS – as they have executed their plans during 2004 and as they look to sustain their performance in 2005 and beyond. For Aviall as a company, our employees' dedication fuels progress day by day by day. We have worked diligently to position ourselves with the best technology, facilities and products available to service our customers, suppliers and investors. And with the optimal tools in place, we have committed to provide value for our constituencies at the industry's highest standards. At its essence, we believe the ultimate definition of business success is quite simple: promises made and promises kept. That has been our goal and our achievement. Aviall delivers.



Paul E. Fulchino
Chairman, President and Chief Executive Officer
March 31, 2005


aviallability
Smart sessions
aviall education
aviall.com
ILS®
Delivering
Value-Added Services

Colette Bennett, Executive Secretary, 1 year

AVIALL SERVICES

What were Aviall Services' main accomplishments during 2004?

For Aviall Services, 2004 was another successful year. Despite a backdrop of traumatic challenges in the U.S. domestic airline industry throughout the year, the unit delivered record operating results, continued to capture share within our principal markets, recorded successes in our new business initiatives, broadened our product line offerings, and improved the measures of order flow productivity within our business. Less tangibly but also most gratifying, the efforts and results of the entire Aviall Services team were accorded additional recognition through the numerous testimonials and endorsements the unit has received from our customers, suppliers and outside industry observers.

The unit achieved strong double-digit growth in both sales (up 15%) and segment profits (up 17%) during 2004, led by gains across all sectors and geographic regions. Within these results, we are particularly encouraged in our traditional airline and general aviation markets by both our continuing market share gains versus competitors as well as by the signs of some sustainable sector recoveries during the year despite the difficult underlying market environment. Adding to our performance were sales increases from a full year's impact of contracts signed in 2003 and another step-up in the volume of our Rolls-Royce T56 business.

On the new business front, Aviall Services successfully initiated or expanded relationships with more than a dozen suppliers, including AV-DEC, Boeing, Hamilton Sundstrand, Honeywell (our ninth contract with that company) and RAPID, the distribution arm of Raytheon Aircraft Company. Each of these new or enlarged business partnerships has brought meaningful market basket additions to Aviall Services' product franchise and will help pull in other revenue with every customer contact.

Lastly, on the order productivity front, our metrics continued to improve: our on-time shipments rose to 99.99% for the year; our accuracy rate in warehouse fulfillment also tracked toward near-perfect status; and our labor cost per transaction declined year-to-year by another 1%, the third straight annual improvement.

What is the Company's outlook for 2005 by major business segment and what are the prospects for other new business or product lines?

To a large extent, we believe that Aviall Services' major accomplishments of 2004, particularly our successful new business development efforts, are but a precursor to even bigger and better achievements in 2005. We look with confidence toward another year of outperforming our industry. Certainly our core strengths – technological leadership, global scope and coverage, product depth and market diversity – have given us terrific momentum. And,

"Aviall has become one of our most valued vendors, saving us time and money. Not only do they have an easy-access Web site for 24-hour service, but they also have the most friendly and diligent customer service representatives in their branches."

Chelsie East, Manager of Sales & Contracts/Customer Service, TMG Airepairs

the strong wind at our backs from both our new contract with GE and the sustained sector recoveries supports our optimism for achieving ambitious business goals in the coming year.

In both the commercial airlines and general/corporate aviation markets, a continued recovery, together with our ability to gain share from Aviall's strong competitive position, should lead to about a 6-7% uptick in revenue in each sector. For U.S., international and regional fleet operators, we look for strong growth in revenue passenger miles (RPMs) leading to higher load factors and more flying cycles, leading, in turn, to increased aircraft maintenance – a key business driver for Aviall Services. On the military side of our business, we expect Aviall Services' revenue from the worldwide usage of T56-powered aircraft to grow an additional 3-4% from 2004's record level.

Amplifying this core growth, of course, will be the substantial incremental revenue from our major new deal with GE, which began to contribute to our earnings at the end of January. This Aviall-exclusive contract runs for as long as CF6-50 and CF6-80A engines remain in service. After a partial-year increment in 2005, the boost to our commercial-related revenue should average about $300 million annually over the initial 10 years and add as much as $5 billion to Aviall Services' revenue over the engines' expected 30+ years of remaining lifetime. The immediate result is that our sales mix this year will rebalance, shifting to about 40% military (versus 51% in 2004), 40% airline (24% in '04) and 20% general aviation (versus 25%).

As to our prospects for further new business and products, the good news is that, even with our multiple successes last year, we still have numerous other opportunities – both large and small in potential – now under discussion and development. With each new award and effective execution, our track record and stature within the industry grow as a valued supply-chain partner and solutions provider, opening even more doors and increasing our odds of future successes.

How did Aviall Services' e-business and other technology initiatives perform last year?

Our e-business activities had another excellent year in 2004, coming on the heels of a very strong 2003. Our Web site, **aviall.com**, has become a major and rapidly growing contributor to the Company's sales. For example, Web revenue in 2004 through **aviall.com** was $83 million, up by 25%. The growth in customer Web orders entered through the site was equally impressive, jumping 39% year-over-year to 81,000 orders processed, which included almost 280,000 lines ordered.

Using the power of **aviall.com** and supporting systems, Aviall's innovative **eStock™** program grew sharply in 2004 with wide acceptance by large customers. The program, first introduced in 2003, allows customers to harness powerful technology by directly linking their in-house scanning hardware to our Web site, thereby ensuring the timely replenishment and ready supply of consumable items to fleet operators.

Aviall Services Sales by Market Sector

- Government/Military
- Commercial Aviation
- General Aviation


29%
47%
24%
02
26%
21%
53%
03
25%
24%
51%
04

Aviall Services' other technology initiatives have also continued apace. For example, in 2003 we began the upgrade of our existing Lawson ERP (Enterprise Resource Planning) system. The upgrade process is scheduled for completion in the second quarter of 2005 and will facilitate further progress in all other supporting systems. Because Aviall has invested the meaningful cost and time required to implement our major technology initiatives over the past several years, our customers and suppliers have benefited from the advantages. We also believe the rewards of our technology efforts – gains in e-business, customer relationships, and operational productivity – have been tangible and significant, producing increased sales, new business development and customer goodwill. For Aviall Services, it is a major ongoing strategic commitment to continue as the undisputed technology leader in our industry.

What are Aviall Services' Continuous Improvement Programs? How has Aviall improved its Value Proposition in the last year?

Within an ongoing Company-wide mandate, Aviall Services maintained its "all-points" attack aimed at realizing continued improvements in its business processes, people quality, and operating and administrative systems. And, by almost every measure 2004 was another successful year – for leveraging our overhead expenses, increasing our service levels to customers, reducing warehouse errors, and lowering cost per transaction. Our efforts have targeted business process reengineering and continued Performance Management System enforcement. Through our ongoing "People Quality" initiatives, we have sought out and recruited key mid-management and technical skills talent; provided additional training across all functional levels, with particular attention toward front-line supervisory personnel; stepped up technical skills training for our IT specialists; and increased our involvement in quality management through our recently commissioned certified inspectors.

Aviall has been ISO registered for nine years, and in 2004 the Company achieved the demanding ISO 9001-2000 designation. As part of our ongoing commitment to continuous improvement, during the year Aviall Services re-examined and documented all of its procedures and processes, with an eye toward eliminating waste and improving process flow throughout our organization. And, as at least one silver lining, our preparations to comply with Sarbanes-Oxley have led us to put better controls in place, while at the same time underscoring the value of our existing procedures.

For Aviall Services, our steadfast commitment to our suppliers and customers has been effectively translated into the proven ability to optimize and adapt our value proposition within a constantly evolving marketplace. As we become more efficient, our productivity and scalability increases, our industry-leading levels of customer and supplier satisfaction are maintained, and our competitiveness is enhanced. During 2004, for example,



Delivering
Global Sales

Left to Right:
Heath Zingelmann, *Product Line Marketing Manager*, 3 years
Shannon Hall, *Assistant Treasurer*, 2 years
David Saenz, *District Sales Manager*, 15 years
Brenda Lai, *Customer Service Representative (Airlines)*, 7 years

Variable Working Capital *
(In Millions)


$363.2
$372.3
$373.6
02
03
04

* *Receivables and inventories less accounts payable*

Aviall Services reported significantly higher revenue with no net gain in headcount, a clear vindication of our scalability model. This, in turn, has allowed us to deliver on a key tenet of our value proposition: to offer products and services representing the very best combination of price, performance and quality.

What specific challenges does the Company face in achieving its business goals? What are Aviall Services' long-term strategies to meet these challenges?

In realizing our goals and opportunities in 2005 and beyond, we expect our challenges to be no less demanding than we have experienced in previous years. We have worked diligently to identify and understand the continually shifting obstacles we face and then to formulate and implement initiatives to surmount them.

The marketplace for U.S. domestic airlines remains uncertain, undermined by an unsustainable pricing model, leading to financial instability for many and outright bankruptcy for some carriers, whose economic viability has been further exacerbated by high fuel prices and share erosion to low-cost competitors. Aviall Services has aggressively responded to these challenges: strategically, we have significantly expanded our airline business through our new contract with GE; and, more tactically, we have closely managed receivables, while, at the same time, increasing our value with all airlines through popular product-line acquisitions such as Honeywell Electronics & Lighting. We have also worked diligently to maintain and improve relationships with all of our airline customers, knowing this policy will pay longer-term dividends as the industry continues to restructure.

In general aviation, Aviall Services performed strongly during 2004, capturing substantial additional market share. In so doing, we were able to largely offset the pitfalls of an industry environment dampened by high fuel costs, increasing regulations, adverse weather in the Southeast and opportunistic competitive price-cutting. During 2005 and beyond, we will continue to visibly demonstrate our value proposition by focusing on greater inventory availability and more local and personal service through our forward-stocking network, expansion of tailored and general inventory management solutions, our diverse product repair capabilities, and the continuing growth of Internet ordering through **aviall.com**.

Lastly, for the military portion of our business, near-term expectations are for Rolls-Royce T56 parts sales to improve slightly over 2004. However, we may be challenged over time as the recent growth rate in the use of T56-equipped aircraft begins to level off. To meet this eventuality, we are pursuing additional military-related product lines that could provide a cushion for any potential softening in T56 sales.

"One year into the program, Aviall's worldwide distribution system has achieved great service levels with customers for Honeywell Electronics & Lighting. The strength of Aviall's forecasting, marketing efforts, and sales associates has attained our sales growth targets."

Paul Ryder,
VP & General Manager, Honeywell Electronics & Lighting

Ultimately, we will meet our challenges through diversification, not only between market segments, but also within them. Our airline business will grow substantially in 2005 and beyond as a result of the GE contract and also our ability to focus on regional and international airlines as well as the large U.S. domestic carriers. Our general aviation business will grow through continuing share capture, through active support of all facets of general aviation, through our product repair business and through the addition of smaller product lines.

INVENTORY LOCATOR SERVICE (ILS)

What new capabilities/products did ILS bring to the marketplace during 2004?

The ability to consistently deliver more and more value to our subscribers has always been at the heart of ILS's successful business model, and, in this regard, 2004 was no exception. We again introduced new and more sophisticated capabilities to ILS's traditional offerings, which helped us win new customers and broadened our revenue opportunities across the aviation, marine and government marketplaces.

- "My ILS" for the first time aggregates each subscriber's own information in one convenient location, allowing quicker and more accurate updates of inventory and maintenance, repair and overhaul (MRO) capability listings, contact information, corporate profiles, and buyer and supplier preferences.
- Online Profile Update automatically displays a pop-up window that prompts customers at preset intervals to view, verify, and, if necessary, change all of their contact information.
- MRO Services^{sm} more quickly and efficiently matches supplier capabilities with buyer requests for MRO services, providing information on average pricing and turnaround time as well as request for quote (RFQ) capabilities.
- Smart Banner Ads enable subscribing manufacturers, distributors and suppliers to display specific information keyed to the part numbers used during buyers' searches on our Web site, **ILSmart.com**. Prospective buyers also receive a list of those suppliers with the items in stock.

During the year, ILS also introduced numerous enhancements to **ILSmart.com**, such as new linkable icons to non-ILS generated catalogs; reconfigured pages allowing easier marine-related searches; direct e-mail "alerts" of newly listed buy/sell matches using client-specified key words; and HTML Fastquote allowing suppliers to quickly create quotes within their e-mail client.

We have also facilitated transactions between government purchasers and private vendors. We added the U.S. government's Central Contractor Registration (CCR) data to make it easier for government buyers to validate a vendor's CAGE code as background to their purchasing decisions. ILS also allows MRO suppliers to increase their visibility and sales opportunities to the government by advertising their services and capabilities.

Subscribed Users


12,600
13,400
14,400
02
03
04

Inventory Items Listed
(In Millions)


51.7
53.8
55.7
02
03
04

Daily Inquiries Received
(Average/Day over Year)


38,000
41,900
43,900
02
03
04

How is ILS progressing in the defense and commercial marine industries?

Very well. As a complement to our historical strength in the aviation marketplace, ILS has for the past several years also made a concerted effort to expand, develop and rapidly grow its offerings directed at both the defense and commercial marine industries. In 2004, we continued to make substantial strides in both markets.

ILS enjoyed a strong 19% growth in its defense-related business during the past year. We gained subscribers at individual military facilities, such as Tinker AFB; added broader-based U.S. armed forces customers, such as the Military Sealift Command; and increased our overseas subscriber base with new foreign military customers, such as Chinese Air Force Logistics. And, lastly, our roster of private sector, defense-related customers grew as well with the addition of new contractor clients, such as Dyncorp.

We supported our efforts to win new defense business and expand revenue opportunities through several new products and capability enhancements. For example, we made information from vendors offering MRO services available to government buyers; we integrated ILS access for U.S. government buyers into their existing data sources; and we customized our Accredited Vendor Program to facilitate use by government buyers and suppliers.

We also enjoyed substantial success during 2004 within the marine marketplace, equally growing that segment of our business by 19%. Among the significant new subscriber customers we added were Rolls-Royce and other major OEMs. We won our first Spanish-, Belgian- and Finnish-based shipowner subscribers, and also added Italy's largest ship manager, our first North American cargo carrier and a Virginia-based ship manager.

Beyond helping us to win new business, our new products and enhancements also allowed us to achieve a meaningful increase in customer retention, a particularly gratifying result of our many customer relationship efforts.

What is ILS's strategy for growth and how does it plan on achieving its goals?

The core of ILS's business strategy has always been to provide the industry's leading e-Marketplace Services in facilitating transactions among our aviation, marine and government subscribers. In an ever-evolving marketplace, however, we believe there is also a growing appetite for data and the technology to handle this data beyond the core search/buy/sell. Through our e-Business Services, we have responded to this growing demand by offering analytical and other custom technology solutions to companies unable or unwilling to develop them within their own IT infrastructures. Together, our e-Business and e-Marketplace Services give us a dynamic dual approach to achieve our future growth and market penetration goals.

Delivering Technology


AVIALL
AVIALL

Chris Chavers, *Applications and Integration Architect*, 5 years

Through e-Marketplace Services, ILS will focus on the fastest growing aviation sectors, such as the regional/commuter carriers, which are estimated to grow nearly 7% annually versus the projected 3-5% rate for larger airlines. In addition, our new MRO Services is well positioned to take advantage of the projected 3% growth in that market as parked aircraft are returned to operation. Similarly, we expect suppliers to the defense marketplace to benefit from increased U.S. defense spending and from the government's increasing reliance on third-party outsourcing and commercial off-the-shelf solutions (COTS). ILS's Government Electronic Marketplace (GEM) services, which grew at 23% in 2004, bring government needs and those who can meet them together.

ILS will also capitalize on the upturn in the marine industry, including our previous successes in the marine defense arena. ILS marine will focus on adding inventories of parts and equipment to help satisfy the requirements of the new defense industry buyers. Enhancements to our marine services are already on the drawing board, and we will continue to aggressively target commercial owners and operators as new business prospects.

We will promote ILS e-Business Services to a carefully selected group of potential customers by leveraging current relationships and emphasizing personal contacts. In e-Business Services, ILS will increase its momentum within our current vertical markets with a two-pronged approach: initial offerings aimed at Application Service Providers (ASPs) and Web Services. The ASP component will offer hosted solutions, such as a feature-rich electronic catalog developed and maintained by ILS. Our Web Services will offer "computer-to-computer" solutions, such as providing data formatted for use directly by customers' systems to reduce the need for manual intervention. Customers can also eliminate faxes by interfacing their own systems directly with ILS's RFQ services.



Seated, left to right: Dan P. Komnenovich, Paul E. Fulchino, Bruce Langsen. **Standing, left to right:** Joseph Y. Lacik, Jeffrey J. Murphy, James T. Quinn, Jacqueline K. Collier, Charles M. Kienzle, Colin M. Cohen

Directors

Paul E. Fulchino
Chairman, President and Chief Executive Officer
Aviall, Inc.

Peter J. Clare
Managing Director
The Carlyle Group

Chris A. Davis
Chairman and Chief Executive Officer
McLeodUSA Incorporated

Alberto F. Fernández
Chairman (Retired)
Spanish Defense Industries Association (AFARMADE)

Allan M. Holt
Managing Director
The Carlyle Group

Donald R. Muzyka
President and Chief Executive Officer (Retired)
Special Metals Corporation

Richard J. Schnieders
Chairman and Chief Executive Officer
SYSCO Corporation

Jonathan M. Schofield
Chairman (Retired)
Airbus Industrie of North America Holding, Inc.

Arthur E. Wegner
Chairman and Chief Executive Officer (Retired)
Raytheon Aircraft Company

Bruce N. Whitman
President
FlightSafety International, Inc.

Executive Officers

Paul E. Fulchino
Chairman, President and Chief Executive Officer
Aviall, Inc.

Colin M. Cohen
Senior Vice President and Chief Financial Officer
Aviall, Inc.

Jacqueline K. Collier
Vice President and Controller
Aviall, Inc.

Charles M. Kienzle
Senior Vice President, Operations
Aviall Services

Dan P. Komnenovich
President and Chief Operating Officer
Aviall Services

Joseph Y. Lacik
Vice President, Information Services
Aviall Services

Bruce Langsen
President
Inventory Locator Service

Jeffrey J. Murphy
Senior Vice President Law and Human Resources, Secretary and General Counsel
Aviall, Inc.

James T. Quinn
Senior Vice President, Sales & Marketing
Aviall Services

AVIALL, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Executive Overview

Aviall, Inc., or Aviall, is the largest independent global provider of new parts, supply-chain management and other related value-added services to the aerospace aftermarket. The aerospace aftermarket consists of parts needed for the scheduled and unscheduled maintenance, repair and modification of aircraft already in use but does not include parts used in the construction of new aircraft or engines. We serve this market through our two wholly owned subsidiaries, Aviall Services, Inc., or Aviall Services, and Inventory Locator Service, LLC, or ILS. Aviall Services provides new parts and related supply-chain management services to the aerospace industry, and ILS operates electronic marketplaces for buying and selling parts, equipment and services for the aerospace, defense and marine industries.

Aviall Services purchases a broad range of new parts, components and supplies from over 220 original equipment manufacturers, or OEMs, including in some cases several business units within such manufacturers, and resells them to over 18,500 government/military, general aviation/corporate and commercial airline customers, including over 300 airlines. Aviall Services also provides value-added services to our customers and suppliers, such as repair and assembly services, supply-chain management services and information-gathering and delivery services.

ILS operates electronic marketplaces for buying and selling parts, equipment and services for the global aerospace, defense and marine industries. With more than 14,000 users in over 85 countries, ILS's electronic marketplaces contain more than 55 million line items representing over five billion parts for sale. ILS also maintains databases of over 119 million cross-referenced United States, or U.S., government records, allowing users to research manufacturers and prices for specific parts, locate alternate parts, find additional uses and markets for parts and review U.S. government procurement histories.

Our net earnings for the year ended December 31, 2004 of $43.2 million increased 107.7% compared to $20.8 million for the year ended December 31, 2003. Our operating income for the year ended December 31, 2004 was $76.3 million, an increase of $8.5 million or 12.5% compared to $67.8 million for the year ended December 31, 2003. These results were driven by Aviall Services' sales across all geographic regions and market sectors. Sales of our Rolls-Royce Model T56, or RR T56, products were $491.4 million and $466.7 million in 2004 and 2003, respectively. Aggregate sales of products supplied by Rolls-Royce and Honeywell were $748.1 million and $650.0 million in 2004 and 2003, respectively. Our selling and administrative expense increased $15.4 million for the year ended December 31, 2004 compared to the year ended December 31, 2003, primarily due to normal salary and benefit increases and $2.4 million of additional costs related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Our selling and administrative expense as a percentage of sales was 9.9% in both 2004 and 2003.

Market conditions were challenging during the course of 2004. The combination of record high fuel costs, a slowing of growth in the economies of many regions and the uncertain future being faced by many of our domestic and international airline customers have combined to make our future performance and opportunities less certain. However, management believes that these conditions also drove the need by both suppliers and customers for the services offered by Aviall Services and ILS, which is one of the principal reasons for Aviall's improved results in 2004.

Our future strategy will continue to focus on the acquisition of new long-term supplier contracts as well as adding other traditional supplier relationships, delivering superior customer service and investing in technology and infrastructure to increase supplier and customer efficiencies. We will also continue to evaluate potential strategic acquisitions and changes to our capital structure. We believe our ability to grow at a pace similar to that which we have experienced since 2000 will depend on the award of one or a series of new long-term supplier contracts, the expansion of our traditional supplier base and product offerings and/or completion of a strategic acquisition. The timing and length of the process to procure new long-term agreements or relationships or a strategic acquisition are unpredictable. We are currently actively pursuing a number of opportunities for additional growth, including possible significant, new long-term supplier agreements. No assurance can be given that we will be able to procure any such new arrangements. To the extent we do secure any such relationship, the economies of scale derived from recent contracts may not be indicative of our future results, particularly in the early stages of new contract implementation.

We expect net earnings from continuing operations in 2005 to be in the range of approximately $55.0 million to $57.5 million or equivalent to approximately $1.60 per diluted share to $1.66 per diluted share based upon an estimate of the diluted shares. This corresponds to an earnings from continuing operations before depreciation, amortization, interest and related expense and income tax expense, or EBITDA, that is expected to exceed $130 million for 2005 with depreciation and amortization expense of approximately $25 million.

Recent Development

On January 28, 2005, we entered into a distribution agreement with GE Engine Services, LLC and General Electric Company, or GE, whereby GE has appointed us as the exclusive worldwide distributor of unique parts for the GE CF6-50 and CF6-80A, or CF6, engines. We paid GE a total of $160.1 million for these distribution rights and initial product inventory. We currently expect that the GE CF6 agreement will generate approximately $5 billion in revenue during its term, with anticipated average annualized yearly sales of $300 million for the initial ten years of the agreement.

Description of Income Statement Classifications

Net Sales. Aviall Services' net sales are generated primarily from the sale of new and OEM-remanufactured aerospace parts, components and supplies. We sell these products at prices based upon either a discount from the manufacturers' published list prices or with a margin above our cost to buy the product. ILS's net sales consist mainly of monthly or yearly subscription fees to access ILS's online databases, fees charged to firms listing inventory in the databases, communications fees, revenue from the sale of custom reports and decision-support products and fees for developing and hosting customers' catalogs. ILS is an information service provider and does not own or sell the parts, equipment or services listed in its databases.

Cost of Sales and Gross Profit. Aviall Services' cost of sales consists primarily of costs incurred to purchase parts and supplies from OEMs, inventory carrying costs such as shrinkage and excess and obsolescence, and the amortization of the licensing fees for our significant long-term agreements with Honeywell and Rolls-Royce. We purchase parts, components and supplies based on discounts from the manufacturers' published list prices as specified in agreements with our suppliers. Because the product sold by ILS is information, we include the expenses required to maintain and operate the central ILS computer system and communications network in our cost of sales. These expenses include the salaries and benefits of the computer operations staff, depreciation and lease costs for computer and communications equipment, telecommunications expenses and software costs. Gross profit is the difference between the sales generated and the costs related to those sales.

Selling and Administrative Expense. Selling and administrative expense includes all costs related to marketing, sales, planning and purchasing, accounting, finance, and other administrative departments of the two business units and the corporate staff. In addition, Aviall Services' selling and administrative expense includes costs related to operating its central warehouse and our worldwide customer service centers.

Critical Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the U.S. requires us to use estimates and assumptions to determine certain of our assets, liabilities, revenues and expenses. We base these estimates and assumptions upon the best information available to us at the time the estimates or assumptions are made. Our estimates and assumptions could change materially as conditions both within and beyond our control change. Accordingly, our actual results could differ materially from our estimates. The most significant estimates made by our management include our allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, deferred tax asset valuation allowances, pension and postretirement benefit obligations and valuation of distribution rights. The following is a discussion of our critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities. A full description of all of our significant accounting policies is included elsewhere in this Report.

Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Past-due status is based on contractual terms on a customer-by-customer basis. An allowance for doubtful accounts receivable is established based on our estimates of the amount of uncollectible accounts receivable on a customer-by-customer basis. We determine the required allowance using information such as customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. The estimates can be affected by changes in the aviation industry, customer credit issues or customer bankruptcies. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers. The downturn in aerospace, particularly the commercial sector, has resulted over the past several years in the bankruptcies of several of our commercial aviation customers. We regularly review our exposure to customers to determine appropriate loss reserves amounts and credit limits, if any, that should be recorded to cover potential loss as well as determining the strategies that could minimize exposure in case of bankruptcies.

While we believe our current reserves for doubtful accounts are adequate, we could be negatively affected if our receivables from several of our major customers become uncollectible. During the third quarter of 2002, US Airways Group and Vanguard Airlines each filed for bankruptcy protection. During the fourth quarter of 2002, United Airlines filed for bankruptcy. During the first quarter of 2003, Air Canada filed for bankruptcy and then in 2004 US Airways Group again filed for bankruptcy, as did ATA. Throughout 2004, industry experts have questioned the viability of several U.S. domestic airlines because of their cost structure. The industry has made some progress in dealing with these problems both with and without the protection of the bankruptcy courts. However, this progress has been partly offset by higher fuel prices, which the industry has not been able to recover through price improvements from the flying public. In fact, efficient low-cost carriers have been able to undermine the pricing policies of the older and (usually) larger competitors with smaller increases or more departure frequencies. Throughout this challenging period, we have continued to sell to our customers, although sometimes at a reduced rate or subject to credit exposure limits. This has restricted our business opportunities with these customers and will continue to do so.

Aviall Services' net sales to bankrupt airlines combined during 2004, 2003 and 2002 were less than $6.7 million, $6.3 million and $5.9 million, respectively, but our revenue exposure to other U.S. domestic carriers is significantly greater. At December 31, 2004, our accounts receivable with Rolls-Royce, our largest customer, was $34.1 million, and we had no collectibility issues. Our sales to Rolls-Royce relate primarily to its role as prime contractor for RR T56 parts to the U.S. military. Pursuant to our parts agreement with Rolls-Royce, we ship U.S. military orders on behalf of Rolls-Royce and then invoice Rolls-Royce for the parts shipped.

Inventories. We make provisions for excess and obsolete inventories based on our assessment of slow-moving and obsolete inventories on an individual part number basis within each product line. Historical parts sales, estimated future demand and product maturity level adjusted for known or expected aviation industry trends or conditions provide the basis for our estimates. These estimates are subject to volatility and can be affected by reduced or increased flight hours, the retirement or extension of life of aircraft, changes in distribution agreements and other changes in the aviation industry. We constantly monitor our inventory levels and forecast potential excess or obsolete parts. We actively track and develop campaigns to sell these potentially excess or obsolete parts. We make provisions for inventory shrinkage based on periodic physical inventory counts.

Distribution Rights. From time to time, we enter into long-term supplier distribution agreements that explicitly or implicitly include a payment for distribution rights. When we enter into these agreements, we must value the distribution rights and amortize them over the life of the agreement. We calculate the value of the distribution rights using a discounted cash flow model of the expected net contract cash flows related to the specific distribution agreement. We amortize the value of the distribution rights using the cash flow models adopted to value the agreement over the expected life of the agreement. In the event one or more of our material suppliers discontinue the products we sell, terminate our contract or are unable to perform under our agreement, the value of the distribution rights could be impaired, and we might be required to write-down or write-off the unamortized value of the distribution rights. We regularly review these long-term supplier distribution agreements to determine any potential impairment by comparing actual to expected performance.

Income Taxes. We establish our deferred tax assets and liabilities based on our profits or losses in each jurisdiction in which we operate. We periodically assess the likelihood of realizing our deferred tax assets and adjust the related valuation allowance based on the amount of deferred tax assets that we believe is more likely than not to be realized. We base our judgment of the recoverability of our deferred tax asset, which includes U.S. federal and, to a lesser degree, state and foreign net operating loss, or NOL, carryforwards, primarily on historical earnings, our estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes.

At December 31, 2004, we had a $43.7 million net deferred tax asset of which approximately $21 million relates to our U.S. federal NOL carryforwards. This equates to a gross U.S. federal NOL of approximately $60 million, which substantially expires in 2011. To fully utilize our net deferred tax assets, as of December 31, 2004, we must generate $115.5 million of taxable income based on current tax rates. We generated taxable income of $42.5 million, $14.4 million and $24.9 million in 2004, 2003 and 2002, respectively. We establish tax contingency reserves in recognition that various taxing authorities may challenge certain positions taken which may result in additional liabilities. These tax contingency reserves are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as lapsing of applicable statutes of limitation, conclusion of tax audits, additional exposures or identification of new issues.

Pension and Postretirement Benefits Obligations. The value of our pension and postretirement benefits assets and liabilities is determined on an actuarial basis. These values are affected by the market value of plan assets, our estimates of the expected return on plan assets and the discount rates we use to value our projected benefit obligation. We determine the discount rates using changes in the rates of return on high-quality, fixed-income investments. We develop our expected long-term rate of return assumptions through analysis by asset investment category of historical market returns, the fund's past experience and current market conditions. Actual changes in the fair market value of plan assets, differences between the actual return and the expected return on plan assets and changes in the discount rate we use affect the amount of pension expense we recognize.

Results of Operations

The following table sets forth our results of operations as a percentage of our net sales during the periods shown:

	Year Ended December 31,		
	2004	2003	2002
Statement of operations data:			
Net sales	100.0%	100.0%	100.0%
Cost of sales	83.5	83.3	80.5
Gross profit	16.5	16.7	19.5
Selling and administrative expense	9.9	9.9	11.9
Impairment loss	-	0.1	-
Other gain	-	-	(0.1)
Operating income	6.6	6.7	7.7
Loss on extinguishment of debt	-	1.7	-
Interest expense, net	1.5	2.1	2.8
Earnings from continuing operations before income taxes	5.1	2.9	4.9
Provision for income taxes	1.4	0.9	1.6
Earnings from continuing operations	3.7	2.0	3.3

Results of Operations - Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales. Net sales for Aviall Services were $1,135.4 million, an increase of $150.1 million or 15.2% from the $985.3 million recorded in 2003.

Sales for Aviall Services improved in each of its geographic regions and in all market sectors. The following table presents Aviall Services' net sales increases by geographic region and market sector (amounts in millions):

	Amount of Increase	Percentage Increase
Geographic region:		
Americas	$ 102.8	12.5%
Asia-Pacific	$ 29.4	31.8%
Europe	$ 17.9	25.7%
Market sector:		
Commercial airline	$ 65.0	30.7%
Government/military	$ 55.3	10.6%
General aviation/corporate	$ 29.8	11.7%

Sales in the commercial airline sector increased primarily due to stronger sales volumes in the sector as well as the addition of a new Honeywell product line. Sales in the government/military sector increased primarily due to the ongoing growth of military-related parts sales under the RR T56 distribution agreement. Sales in the general aviation/corporate sector increased primarily as the overall market strengthened. Sales of RR T56 products were $491.4 million and $466.7 million in 2004 and 2003, respectively. Aggregate sales of products supplied by Rolls-Royce and Honeywell were $748.1 million and $650.0 million in 2004 and 2003, respectively.

Net sales for ILS were $28.6 million, an increase of $0.6 million or 2.1% from the $28.0 million recorded in 2003.

Gross Profit. Gross profit of $191.9 million for 2004 increased $22.3 million or 13.1% compared to $169.6 million in 2003. Gross profit as a percentage of net sales was 16.5% in 2004 as compared to 16.7% in 2003. The decreased gross profit percentage was due to a higher proportion of lower-margin sales in Aviall Services as price levels were substantially similar year-over-year.

Selling and Administrative Expense. Selling and administrative expense increased $15.4 million to $115.6 million in 2004 from $100.2 million in 2003. Selling and administrative expense as a percentage of sales was 9.9% in both 2004 and 2003. Selling and administrative expense increased primarily due to normal salary and benefits increases, new Sarbanes-Oxley compliance costs, shelf registration expenses and higher sales commission expenses.

Impairment Loss. The $1.7 million impairment loss resulted from the write-off in June 2003 of a vendor software license purchased in 2001. Beginning in the second quarter of 2003, we began to pursue other alternatives resulting from the vendor's change in strategic focus.

Loss on Extinguishment of Debt. On June 30, 2003, we issued $200 million of our 7.625% senior notes due 2011, or the Senior Notes. A portion of the net proceeds was used to redeem the entire principal amount of the 14% senior unsecured notes, or the 14% Notes. The remaining proceeds were used to repay approximately $106.3 million of outstanding indebtedness under our revolving credit facility. This refinancing resulted in a $17.3 million noncash charge in June 2003 arising from the extinguishment of debt.

Interest Expense. Interest expense decreased $4.3 million to $16.7 million in 2004 from $21.0 million in 2003. Noncash interest expense amounted to $1.6 million and $3.6 million in 2004 and 2003, respectively. Our net interest expense declined due to the effect of the refinancing completed in June 2003, higher cash balances in 2004 and a $50.0 million fixed to floating interest rate swap put in place in the fourth quarter of 2003.

Provision for Income Taxes. Our income tax expense from continuing operations for 2004 was $16.4 million, and our effective tax rate was 27.6%. Our income tax expense from continuing operations for 2003 was $8.8 million, and our effective tax rate was 29.9%. Tax expense for 2004 includes a $3.4 million benefit from the release of a valuation allowance for state tax NOL carryforwards, which have become useable because of our profitability in these states.

Cash payments made for federal, state and foreign income taxes were $1.7 million and $1.0 million in 2004 and 2003, respectively. Our cash income tax expense continues to be substantially lower than the U.S. federal statutory rate through the use of our U.S. federal NOL carryforward.

Preferred Stock Dividend in 2003. The noncash preferred stock dividend of $2.0 million in 2003 represents accrued and unpaid payable-in-kind dividends on the Series D Senior Convertible Participating Preferred Stock, or Series D Redeemable Preferred Stock, prior to being converted into shares of common stock on June 12, 2003.

Noncash Reduction for Conversion of Preferred Stock in 2003. The $24.3 million noncash reduction for conversion of preferred stock in 2003 originated from the conversion of all of our outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock on June 12, 2003 following a reduction by our board of directors of the conversion price of the shares of Series D Redeemable Preferred Stock from $5.80 per share to approximately $4.62 per share.

Results of Operations - Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales. Net sales for Aviall Services were $985.3 million, an increase of $209.1 million or 26.9% from the $776.2 million recorded in 2002.

Sales for Aviall Services improved in each of its geographic regions and in all market sectors. The following table presents Aviall Services' net sales increases by geographic region and market sector (amounts in millions):

	Amount of Increase	Percentage Increase
Geographic region:		
Americas	$ 179.1	27.8%
Europe	$ 17.5	33.6%
Asia-Pacific	$ 12.5	15.8%
Market sector:		
Government/military	$ 197.8	61.6%
General aviation/corporate	$ 6.4	2.6%
Commercial airline	$ 4.9	2.4%

Sales in the government/military sector increased as a result of increased sales related to the RR T56 program, while sales in the general aviation/corporate sector increased primarily as a result of what management believes to be increased market share. Sales in the commercial airline sector increased primarily due to sales of the Honeywell airline-related products and the continuing industry recovery, especially in international markets. Sales of products under the RR T56 distribution agreement were $466.7 million and $273.1 million in 2003 and 2002, respectively. The 2002 net sales amount does not include approximately $74 million of RR T56 sales, valued at our contractual prices, made directly by Rolls-Royce to the U.S. military during the RR T56 transition program, which ended in June 2002. We received full margin for these sales and assumed responsibility for direct shipments to the U.S. military on Rolls-Royce's behalf at the end of the second quarter of 2002. If these sales had been included, Aviall Services' year-over-year net sales increase would have been 15.9%. Aggregate sales of products supplied by Rolls-Royce and Honeywell were $650.0 million and $433.2 million in 2003 and 2002, respectively.

Net sales for ILS were $28.0 million, an increase of $0.9 million or 3.3% from the $27.1 million recorded in 2003.

Gross Profit. Gross profit of $169.6 million for 2003 increased $12.8 million or 8.2% compared to $156.8 million in 2002. Gross profit as a percentage of net sales was 16.7% in 2003 as compared to 19.5% in 2002. If the approximately $74 million of RR T56 sales made directly by Rolls-Royce to the U.S. military were reflected in Aviall Services' net sales for 2002, gross profit as a percentage of net sales would have been 17.9%. The decline in the comparable gross profit percentage is primarily attributable to the increased proportion of RR T56 sales to the U.S. military, which have a lower margin than our other products.

Selling and Administrative Expense. Selling and administrative expense increased $4.8 million to $100.2 million in 2003 but decreased as a percentage of net sales to 9.9% from 11.9% in 2002. Selling and administrative expense increased primarily due to the integration of new Honeywell product lines, higher legal and professional fees resulting from changes to our capital structure and Sarbanes-Oxley compliance costs. If the approximately $74 million of RR T56 sales made directly by Rolls-Royce to the U.S.

military were reflected in Aviall Services' net sales in 2002, selling and administrative expense as a percentage of net sales would have been 10.9%.

Impairment Loss. The $1.7 million impairment loss resulted from the write-off of a vendor software license purchased in 2001. In the second quarter of 2003, we decided to pursue other alternatives resulting from the vendor's change in strategic focus. These alternatives will allow ILS to proceed in a less expensive and more timely manner with a strategy of offering electronic marketplace capabilities from the initial contact between buyer and seller through the conclusion of a transaction, which ILS calls its "Contact to Contract" plans.

Loss on Extinguishment of Debt. On June 30, 2003, we issued $200.0 million of Senior Notes. A portion of the net proceeds was used to redeem the entire principal amount of the 14% Notes. The remaining proceeds were used to repay approximately $106.3 million of outstanding indebtedness under our revolving credit facility. This refinancing resulted in a $17.3 million noncash charge in June 2003 arising from the extinguishment of debt.

Interest Expense. Interest expense decreased $1.6 million to $21.0 million in 2003 from $22.6 million in 2002. This decrease was primarily due to lower aggregate borrowings at lower effective interest rates in 2003. Noncash interest expense, composed primarily of debt issuance cost amortization, debt discount amortization and paid-in-kind interest on the 14% Notes, amounted to $3.6 million and $4.8 million in 2003 and 2002, respectively.

Provision for Income Taxes. Our income tax expense from continuing operations for 2003 was $8.8 million, and our effective tax rate was 29.9%. Our 2002 income tax expense from continuing operations was $13.2 million, and our effective tax rate was 33.1%. The reduction in our effective tax rate year-over-year resulted primarily from an increase in the estimated tax benefit for 2002 and the benefit for 2003 from the Extraterritorial Income, or ETI, exclusion and a lower foreign tax rate in 2003.

Cash payments made for federal, state and foreign income taxes were $1.0 million and $0.6 million in 2003 and 2002, respectively. Our cash income tax expense is primarily comprised of Alternative Minimum Tax and foreign taxes on our foreign operations. Our cash income tax expense continues to be substantially lower than the U.S. federal statutory rate through the use of our U.S. federal NOL.

Earnings from Discontinued Operations. Earnings from discontinued operations in 2003 of $0.1 million, net of tax expense of $0.01 million, resulted from revised workers' compensation liability estimates.

Deemed Dividend. The deemed dividend of $20.5 million in March 2002 resulted from the conversion of all our outstanding Series B Senior Convertible Participating Preferred Stock into 45,110 shares of Series D Redeemable Preferred Stock on March 15, 2002. The deemed dividend reflects the difference between the $8.44 closing market price of our common stock on the New York Stock Exchange on March 15, 2002 and the $5.80 conversion price of the Series D Redeemable Preferred Stock negotiated in December 2001, multiplied by the total number of shares of common stock into which the Series D Redeemable Preferred Stock could have been converted on March 15, 2002.

Preferred Stock Dividend. The noncash preferred stock dividend of $2.0 million in 2003 and $4.2 million in 2002 resulted from the issuance of 1,108 shares of Series D Redeemable Preferred Stock and 4,191 shares of Series D Redeemable Preferred Stock, respectively, as payment of the quarterly payable-in-kind dividends on the Series D Redeemable Preferred Stock due in 2003 and 2002. The 2003 noncash preferred stock dividend of $2.0 million includes $0.9 million of accrued and unpaid dividends on the shares of Series D Redeemable Preferred Stock prior to their conversion into shares of common stock on June 12, 2003.

Noncash Reduction for Conversion of Preferred Stock. The $24.3 million noncash reduction for conversion of preferred stock in 2003 originated from the conversion of all our outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock on June 12, 2003 following a reduction by our board of directors of the conversion price of the shares of Series D Redeemable Preferred Stock from $5.80 per share to $4.62 per share.

Income Taxes

On October 22, 2004, the President of the United States signed the American Jobs Creation Act of 2004, or the Jobs Act. The Jobs Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Jobs Act also provides for a two-year phase-out of the existing ETI exclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. We expect the net effect of the phase-out of the ETI to result in an increase in our effective tax rate for fiscal years 2005 and 2006 of approximately 0.4 percentage points and 0.8 percentage points, respectively, based on current earnings levels. We do not expect to qualify for the new deduction.

Foreign Operations

Aviall Services operates customer service centers in Australia, Canada, Hong Kong, The Netherlands, New Zealand, Singapore and Japan, as well as repair facilities in Australia and the United Kingdom. These foreign operations use the U.S. dollar as their functional currency because the majority of sales and inventory purchases are denominated in U.S. dollars. Foreign currency translation and transaction gains and losses are included in our net earnings. There are no current legal restrictions regarding the repatriation of cash to the U.S. from the foreign operations. Our general policy is not to repatriate cash. However, the Jobs Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Jobs Act. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S.

The following table shows our foreign operations' net sales and earnings from continuing operations before income taxes during the periods shown:

	Year Ended December 31,		
(In Millions)	2004	2003	2002
Net sales	$164.5	128.9	112.8
Earnings from continuing operations before income taxes	$ 12.7	10.8	4.9

Liquidity and Capital Resources

Cash Flow. Net cash flow provided by and (used for) operations was $80.8 million in 2004, $51.8 million in 2003 and $(37.1) million in 2002. The increase in cash provided by operating activities in 2004 resulted primarily from increased cash earnings in 2004. Aviall Services' inventory turns improved from 3.1 turns in December 2003 to 3.2 turns in December 2004 due to higher sales volumes and lower inventory levels. The days' sales outstanding for Aviall's receivables increased from 43 days at December 31, 2003 to 51 days at December 31, 2004 associated with longer terms granted to selected customers.

Capital expenditures were $10.5 million in 2004, including $0.1 million for noncash capital expenditures, $9.4 million in 2003, including $1.3 million for noncash capital expenditures and $6.9 million in 2002. Capital spending in both 2004 and 2003 was primarily for upgrades to our enterprise resource planning software, computer hardware and operations infrastructure. Capital spending in 2002 was primarily for system enhancements at both Aviall Services and ILS and requirements related to the implementation of the RR T56 contract. Based on capital projects currently approved by our board of directors, we expect to make capital expenditures, including noncash capital amounts, totaling approximately $11.0 million in 2005. These projects include upgrades and enhancements associated with both our systems and operations infrastructure at Aviall Services and ILS. We review our capital expenditure program periodically and modify it as required to meet current business needs. Under our senior credit facility, or the Credit Facility, as amended effective January 28, 2005, our capital expenditure limit is approximately $17.2 million, comprised of a $12.0 million limit for 2005 plus $5.2 million of carryover amounts from prior years.

During 2004, we paid approximately $1.4 million primarily for distribution rights pursuant to various agreements, all of which were paid for at execution. In September 2003, we acquired from Honeywell Electronics & Lighting the right to distribute aircraft lighting and electronic products for the airline and general aviation sectors. As a result of this contract, we recorded $7.2 million in distribution rights which was paid for at execution. During 2002, we paid approximately $10.4 million for the right to sell additional products under our Honeywell engine systems and accessories and environmental control systems distribution agreement.

In summary, our cash provided by operating activities improved by $29.0 million to $80.8 million during 2004 compared to 2003. This includes an increase of $1.3 million in Variable Working Capital (see definition below), in the aggregate, in 2004 as compared to an increase of $9.2 million, in the aggregate, in 2003. In 2004, we invested $11.6 million in distribution rights and net capital expenditures compared to $15.2 million in 2003. The combined cash provided in 2004 of $69.2 million from both operating and investing activities together with $4.7 million received for common stock issued pursuant to the exercise of options was primarily used to repay our outstanding indebtedness and fund debt issuance costs. This resulted in a $68.2 million increase in our cash balance. The combined cash provided in 2003 of $36.6 million from both operating and investing activities together with the $200.1 million of debt proceeds, the $5.2 million received for common stock issued pursuant to the exercise of options and the $9.4 million increase in our cash overdraft position was primarily used to repay our outstanding indebtedness and fund debt issuance costs. As a result, our cash balance increased by $18.4 million.

Overdraft positions arise when we settle our accounts payable by issuing checks at month-end, and the recipients of these checks have not presented them to our banks for payment before our cut-off for accounting purposes. As of December 31, 2004, we classify these overdraft positions as a separate current liability in our accompanying consolidated balance sheet because no right of offset existed against other cash accounts within the same bank. Generally accepted accounting principles, or GAAP, treat these amounts similar to debt in the statement of cash flows by presenting cash overdrafts as a financing activity. We expect to continue large month-end settlements with our major suppliers, but the overdrafts will change in accordance with the variable amounts of products shipped to us from time to time.

Assuming our current level of internal growth, profitability, and the present relationship between increased revenue, Variable Working Capital requirements and our annual capital expenditures, we expect to continue generating strong positive cash flows from operations although these may be offset from time to time by overdraft obligations and increases in Variable Working Capital, particularly when our business is growing. Assuming the foregoing, in 2005 we project net cash provided by operating activities will exceed $50 million. Our cash flow from operating activities also depends on the timing of the delivery and payment for inventory as discussed above. In some months, we receive much larger deliveries than the average for the preceding several months. These larger deliveries can significantly alter our cash flow for that month and on a cumulative basis for both the quarter and the fiscal year to date. In 2004, 2003 and 2002, we received large deliveries in November, which when paid for in December reduced our cash flow from operations for that quarter and twelve-month period.

In connection with our entry into the GE CF6 agreement, on January 28, 2005, we drew down $107.3 million under the Credit Facility to fund the purchase of distribution rights and product inventory.

The following table presents a reconciliation of our Variable Working Capital to working capital for the periods presented:

(In Thousands)	2004	2003	2002
Receivables, net	$144,087	139,279	95,222
Plus: Inventories	328,129	327,860	348,027
Less: Accounts payable	(98,629)	(94,822)	(80,086)
Variable Working Capital	373,587	372,317	363,163
Plus:			
Cash and cash equivalents	91,632	23,424	4,997
Prepaid expenses and other current assets	2,953	2,501	2,166
Deferred income taxes	40,432	19,075	23,266
Less:			
Current portion of long-term debt	(1,440)	(3,293)	(2,724)
Cash overdrafts due to outstanding checks	(43,023)	(43,615)	(34,177)
Revolving line of credit	-	(509)	(140,784)
Accrued expenses	(46,741)	(39,567)	(37,736)
Working capital	$417,400	330,333	178,171

We define Variable Working Capital as receivables plus inventories less accounts payable. In no event should Variable Working Capital be considered as an alternative to working capital or any GAAP measure as an indicator of our performance, nor should Variable Working Capital be considered as an alternative to working capital as an indicator of our relative liquidity to meet our obligations within an ordinary business cycle. We believe that Variable Working Capital is a useful measure, along with measurements under GAAP, in evaluating our financial performance and our ability to leverage sales and earnings from our Variable Working Capital. In addition, we use Variable Working Capital as a financial measure to evaluate our management of working capital and as a metric to measure contract and supplier performance.

Liquidity. We plan to grow our business primarily by selling more of the products we currently distribute, or internal growth, and by selling new products that we obtain the right to sell either through new distribution agreements or through strategic acquisitions, or external growth. Most of the increase in our net sales and earnings over the last several years has been derived from external growth, such as sales generated from the RR T56 distribution agreement.

Before entering into a distribution agreement for new products or substantially modifying the products distributed under an existing agreement, we prepare a financial model of the expected investment in Variable Working Capital and cash flows under the distribution agreement based on detailed plans, estimates and expectations for introducing and selling the products over the term of the agreement. We construct our financial model based primarily on standard cash flow models used for project evaluation in our industry.

Historically, we have funded our internal growth utilizing available cash flows from operations. External growth has been funded using external financing, such as the Credit Facility. Our business model assumes that external growth will be funded utilizing internal cash flows and external liquidity sources. We believe that a continuation of our current level of internal growth, profitability, and the present relationship between increased revenue, Variable Working Capital requirements and our annual capital expenditures, will generate positive cash flows from operations, including cash on hand, sufficient to fund all our internal growth and a portion of our external growth requirements related to new business opportunities. We have no plans to pursue a reduction in our available liquidity.

In 2005, we expect to fund our internal growth and any related capital expenditures out of cash flow from operations and borrowings under the Credit Facility. If we are awarded one or more additional long-term supplier agreements in 2005 that require significant investments in distribution rights and inventory, we may be required to increase availability and borrow significant amounts under the Credit Facility or we may be required to sell debt, equity or other securities under our shelf registration statement or otherwise to fund the costs associated with the investment. Likewise, if we enter into a strategic acquisition or if our current projections prove to be inaccurate in 2005, we may be required to borrow significant amounts under the Credit Facility or to sell securities.

Convertible Participating Redeemable Preferred Stock. On June 12, 2003, the Carlyle Investors converted all of the outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock, following a reduction by our board of directors of the conversion price of the shares of Series D Redeemable Preferred Stock from $5.80 per share to $4.62 per share. We accounted for this as a one-time $24.3 million noncash reduction for the conversion of preferred stock to our net earnings available to common shareholders. The shares of common stock issued represented approximately 36% of our outstanding common stock on the date of the conversion. No shares of Series D Redeemable Preferred Stock remain outstanding.

Senior Unsecured Debt. We have $200.0 million of Senior Notes outstanding. The Senior Notes bear interest at 7.625% per annum and mature on July 1, 2011, unless previously redeemed at our option. We may redeem some or all of the Senior Notes at specified redemption prices at any time after July 1, 2007. In addition, prior to July 1, 2006, we may redeem up to 35% of the Senior Notes from the proceeds of qualifying equity offerings.

The Senior Notes are our senior unsecured obligations and are equal in right of payment to all of our senior indebtedness. The Senior Notes are guaranteed on a senior unsecured basis by each of our domestic subsidiaries.

In June 2003, we used the net proceeds from the issuance of the Senior Notes to redeem the entire principal amount of the 14% Notes and to repay a portion of the outstanding revolving indebtedness under the Credit Facility. In connection with the redemption of the 14% Notes, we recorded a $17.3 million pretax loss on extinguishment, which consists of a $3.2 million prepayment premium on the outstanding principal amount of the 14% Notes, $8.7 million of unamortized debt discount and $5.4 million of unamortized original debt issuance cost.

In November 2003, we entered into an interest rate swap agreement to manage interest rate risk exposure on $50.0 million of the $200.0 million principal amount of Senior Notes. Under this agreement, we pay floating interest amounts in exchange for giving up the right to pay a fixed amount without an exchange of the underlying principal amount.

Senior Secured Debt. On June 30, 2004, we entered into an amendment to the Credit Facility to reduce interest payments, change certain financial ratios and covenants and to permit limited repurchases and redemptions of outstanding securities. On January 28, 2005, we entered into another amendment to the Credit Facility in connection with the GE CF6 agreement. As amended, the Credit Facility consists of a $260.0 million revolving credit and letter of credit facility due as a balloon payment in 2008, with availability determined by reference to a borrowing base calculated using our eligible accounts receivable and inventory and after deducting reserves required by the lenders. As of January 31, 2005, we had $104.1 million of borrowings outstanding under the Credit Facility and had issued letters of credit for $1.2 million. In addition, we had $123.6 million available for additional borrowings under the Credit Facility and our borrowing base was $229.0 million. As of January 31, 2005, borrowings under the Credit Facility bear interest based upon either: (1) a Eurodollar Rate plus an applicable margin ranging from 1.5% to 2.5% depending upon our financial ratios or (2) a Base Rate plus an applicable margin ranging from 0.5% to 2.5% depending upon the same financial ratios. We expect to utilize both of these interest rate options during 2005. As of January 31, 2005, the actual interest rate on the Credit Facility was 6.25%. An annual commitment fee of 0.5% is payable monthly in arrears on the daily unused portion of the Credit Facility. Obligations under the Credit Facility are collateralized by substantially all of our domestic assets and 65% of the stock of certain of our foreign subsidiaries. The Credit Facility also contains default clauses that permit the acceleration of all amounts due following an event of default at the discretion of the lenders, and lock-box provisions that apply our cash collections to outstanding borrowings. Based on the terms of the Credit Facility and pursuant to EITF Issue No. 95-22, "Balance Sheet Classification of Revolving Credit Agreement Obligations Involving Lock-Box Arrangements," we classify amounts outstanding under the Credit Facility, if any, as current.

We also maintain a secured revolving credit facility in Canada, or the Canadian Revolver, with a total availability of Canadian $6.0 million. As of January 31, 2005, we had no borrowings outstanding under the Canadian Revolver.

Debt Covenants. The Credit Facility contains various restrictive operating and financial covenants, including several that are based on earnings before interest, taxes, depreciation, amortization, extraordinary gains or losses, and one-time items, or Adjusted EBITDA. We must comply with a maximum leverage ratio covenant that measures the ratio of our outstanding debt to our Adjusted EBITDA for the trailing four quarters. This maximum leverage ratio covenant was 3.25 to 1 at December 31, 2004.

Under the Credit Facility, we must maintain a maximum leverage ratio of: 4.50 to 1 for the fiscal quarters ending on or before June 30, 2005; 4.00 to 1 for the fiscal quarter ending September 30, 2005; 3.50 to 1 for the fiscal quarter ending December 31, 2005; and 3.25 to 1 for the fiscal quarters ending on or after March 31, 2006. We must also comply with a minimum interest coverage ratio covenant that measures the ratio of our Adjusted EBITDA for the trailing four quarters to our interest expense during the trailing four quarters. The minimum interest coverage ratio covenant was 3.50 to 1 at December 31, 2004 and will remain at that level for all periods thereafter. Furthermore, we must maintain a tangible net worth of not less than $205.8 million plus 75% of the cumulative consolidated net income for each fiscal quarter ending on or after June 30, 2004. As of December 31, 2004, the required tangible net worth was $230.7 million. We are permitted to make capital expenditures under the Credit Facility in any fiscal year up to $12.0 million, plus any unused carryover of up to $10.0 million from prior years. As a result, we must limit our capital expenditures in 2005 to no more than $17.2 million, which includes $5.2 million of allowed carryover spending from prior years.

The Senior Notes also contain various restrictive covenants. We may not incur additional indebtedness unless we maintain a consolidated interest coverage ratio of at least 2.0 to 1.0 or unless the debt is otherwise permitted under the indenture. The consolidated interest coverage ratio measures the ratio of our EBITDA, as defined in the indenture relating to the Senior Notes, for the trailing four quarters to our interest expense for such quarters. Subject to specified exceptions, we may not make payments on or redeem our capital stock, make certain investments or make other restricted payments unless we maintain a consolidated interest coverage ratio of at least 2.0 to 1.0 and otherwise have available 50% of cumulative consolidated net income or capital stock sale proceeds from which such payments may be made. We are unable to incur liens unless expressly permitted under the Senior Notes or unless the Senior Notes are equally and ratably secured. We may not sell or otherwise dispose of any of the capital stock of our subsidiaries unless specifically authorized. We must receive fair market value for any asset sales and the consideration must be paid at least 75% in cash, cash equivalents or assumed liabilities. To the extent such proceeds are received, we must reinvest any proceeds exceeding $10 million in additional assets within a period of 365 days or thereafter repay senior debt or repurchase Senior Notes. Additionally, we must repurchase the Senior Notes at a price equal to 101% of the principal amount of the Senior Notes upon a change of control. The indenture relating to the Senior Notes also contains additional covenants.

We are currently, and expect to remain, in compliance for at least the next twelve months in all material respects with the covenants in the Credit Facility and the Senior Notes.

The following table presents a reconciliation of our EBITDA and Adjusted EBITDA, as defined in the Credit Facility, to net earnings for the trailing four quarters ended December 31, 2004:

(In Thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net earnings	$ 9,977	13,465	10,021	9,706	43,169
Plus:					
Income tax expense	5,177	2,819	3,961	4,472	16,429
Interest and related expense	4,345	4,207	4,169	4,021	16,742
Depreciation and amortization expense	3,842	3,914	4,020	3,736	15,512
EBITDA	23,341	24,405	22,171	21,935	91,852
Noncash (gains) losses	(125)	615	(490)	(110)	(110)
Adjusted EBITDA	$ 23,216	25,020	21,681	21,825	91,742

The Adjusted EBITDA calculation above is prepared in accordance with the terms of the Credit Facility. The noncash gains and losses, which are included in the Adjusted EBITDA calculation in accordance with the terms of the Credit Facility, may occur again. The depreciation and amortization expense above excludes debt issuance cost amortization and debt discount amortization. Adjusted EBITDA is presented solely to provide information on our debt covenants, and EBITDA and Adjusted EBITDA should not be considered an alternative to operating results or cash flows calculated in accordance with GAAP.

Contractual Obligations. The following table sets forth our contractual obligations at the end of 2004 for the periods shown (in thousands):

Contractual Obligation	Total	Within 1 Year	2-3 Years	4-5 Years	Thereafter
Debt service, including interest	$309,160	15,635	30,522	30,500	232,503
Capital lease obligations, including interest	1,975	1,206	769	-	-
Operating leases	37,932	8,856	11,221	7,457	10,398
Purchase commitments	427,507	427,507	-	-	-
Total contractual cash obligations	$776,574	453,204	42,512	37,957	242,901

The $427.5 million purchase commitment arises from contractual obligations to purchase inventory from Rolls-Royce pursuant to the terms of the RR T56 agreement, as well as obligations to purchase inventory pursuant to numerous other distribution agreements. Based on our sales projections, we believe these inventory purchases will be consumed in the normal course of business maintaining acceptable inventory turns.

Environmental Matters

Aviall Services' business includes parts repair operations that require the use, storage and disposal of certain chemicals in small quantities. These chemicals are regulated under various federal, state, local or foreign environmental protection laws which require us to eliminate or mitigate the impact of these substances on the environment. In response to these requirements, we have upgraded facilities and implemented programs to detect and minimize contamination. Due to the small quantities of chemicals used and the current programs in place, we do not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to our ongoing operations to comply or remain in compliance with existing environmental regulations.

Additionally, some of the products, such as chemicals, oxygen generators, oxygen bottles and life rafts sold by Aviall Services contain hazardous materials that are subject to Federal Aviation Administration, or the FAA, regulations and various federal, state, local or foreign environmental protections laws. If Aviall Services ships such products by air, it shares responsibility with the air carrier for compliance with these FAA regulations and is primarily responsible for the proper packaging and labeling of these items. If Aviall Services mislabels or otherwise improperly ships hazardous materials, it may be liable for damage to the aircraft and other property, as well as substantial monetary penalties. Any of these events could have a material adverse effect on our financial condition or results of operations. The FAA actively monitors the shipment of hazardous materials.

Certain of our previously owned businesses used certain chemicals classified by various federal, state, local or foreign agencies as hazardous substances. We retain environmental liabilities related to these businesses for the period prior to their sale. We are involved in various stages of investigation, cleanup, maintenance and closure to comply with federal, state, local or foreign regulations at these locations. Based on the current information available, we believe existing environmental financial reserves for these previously owned properties are sufficient. In addition, we are in litigation with a previous owner of three of these locations as to their potential shared liability associated with the cleanup of these sites. Due to the uncertainty of recoverability of this claim, we have not recorded a receivable.

We have been named a potentially responsible party at five third-party disposal sites to which wastes were allegedly sent by the previous owner of assets used in our discontinued engine services operations. We did not use these identified disposal sites. Accordingly, the previous owner has retained, and has been discharging, all liability associated with the cleanup of these sites pursuant to the sales agreement. Although we could be potentially liable in the event of nonperformance by the previous owner, we do not currently anticipate nonperformance. Based on this information, we have not accrued for any costs associated with these third-party sites. In addition, we have been named a potentially responsible party at two third-party disposal sites where we did use the identified sites. Cleanup costs associated with these sites have been accrued and we believe our reserves are adequate as of December 31, 2004.

As of December 31, 2004, we had two pending asbestos-related lawsuits. At year-end, we established a $0.3 million reserve for these lawsuits.

Based on information presently available and programs to detect and minimize contamination, we believe the ultimate disposition of pending environmental matters will not have a material adverse effect on our results of operations, cash flows or financial condition.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS 123R, "Share-Based Payment," which replaces Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FAS 123." SFAS 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally would require that such transactions be accounted for using a fair-value-based method and recognized as expense over the period during which an employee is required to provide services in exchange for the award. SFAS 123R is effective for interim and annual periods beginning after June 15, 2005. We are in the process of evaluating the three allowable methods of transition to SFAS 123R. We have not yet determined which method will be used. In 2005, we will incur compensation expense under SFAS 123R, as currently written, related to options granted in 2005 and previous periods.

REPORT OF MANAGEMENT

To the Shareholders of Aviall, Inc.:

Our management, including the Chairman, President and Chief Executive Officer, or CEO, and the Senior Vice President and Chief Financial Officer, or CFO, has conducted an evaluation of the effectiveness of design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report in ensuring that all information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 has been recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting for Aviall. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. There are inherent limitations to the effectiveness of any system of internal control; therefore, internal control over financial reporting may not prevent or detect all misstatements. Also, any projections of evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with our policies and procedures may deteriorate. As of December 31, 2004, management has assessed the effectiveness of our internal control over financial reporting based on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, as stated in their report which appears elsewhere herein.

Paul E. Fulchino
Chairman, President and Chief Executive Officer

Colin M. Cohen
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aviall, Inc.:

We have completed an integrated audit of Aviall Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related results of operations and cash flows present fairly, in all material respects, the financial position of Aviall, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Report of Management," that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control - Integrated Framework" issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
March 16, 2005

AVIALL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share data)

	Year Ended December 31,		
	2004	2003	2002
Net sales	$1,164,003	1,013,335	803,293
Cost of sales	972,079	843,700	646,477
Gross profit	191,924	169,635	156,816
Selling and administrative expense	115,584	100,180	95,412
Impairment loss	-	1,707	-
Other gain	-	-	(1,024)
Operating income	76,340	67,748	62,428
Loss on extinguishment of debt	-	17,315	-
Interest expense, net	16,742	20,975	22,578
Earnings from continuing operations before income taxes	59,598	29,458	39,850
Provision for income taxes	16,429	8,805	13,199
Earnings from continuing operations	43,169	20,653	26,651
Discontinued operations:			
Gain on disposal (net of income tax expense of $76 in 2003 and $1,816 in 2002)	-	125	3,026
Earnings from discontinued operations	-	125	3,026
Net earnings	43,169	20,778	29,677
Less deemed dividend from beneficial conversion feature	-	-	(20,533)
Less noncash reduction for conversion of redeemable preferred stock	-	(24,335)	-
Less preferred stock dividends	-	(2,016)	(4,199)
Net earnings (loss) applicable to common shares	$ 43,169	(5,573)	4,945
Basic net earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 1.35	(0.29)	0.08
Earnings from discontinued operations	-	-	0.11
Net earnings (loss)	$ 1.35	(0.29)	0.19
Weighted average common shares	31,983,421	25,922,573	18,478,102
Diluted net earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 1.28	(0.29)	0.08
Earnings from discontinued operations	-	-	0.11
Net earnings (loss)	$ 1.28	(0.29)	0.19
Weighted average common and potentially dilutive common shares	33,658,406	31,226,004	27,565,957

See accompanying notes to consolidated financial statements.

AVIALL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Year Ended December 31,		
	2004	2003	2002
Net earnings	$43,169	20,778	29,677
Other comprehensive loss:			
Minimum pension liability adjustment (net of income tax benefit of $1,137 in 2004, $226 in 2003 and $2,464 in 2002)	(1,728)	(543)	(4,107)
Comprehensive income	$41,441	20,235	25,570

See accompanying notes to consolidated financial statements.

AVIALL, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 91,632	23,424
Receivables, net	144,087	139,279
Inventories	328,129	327,860
Prepaid expenses and other current assets	2,953	2,501
Deferred income taxes	40,432	19,075
Total current assets	607,233	512,139
Property and equipment	33,929	32,029
Goodwill	46,843	46,843
Intangible assets	46,525	51,908
Deferred income taxes	3,229	35,749
Other assets	11,717	12,524
Total assets	$ 749,476	691,192
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 1,440	3,293
Revolving line of credit	-	509
Cash overdrafts due to outstanding checks	43,023	43,615
Accounts payable	98,629	94,822
Accrued expenses	46,741	39,567
Total current liabilities	189,833	181,806
Long-term debt	201,990	203,411
Other liabilities	8,652	5,891
Commitments and contingencies	-	-
Shareholders' equity:		
Common stock ($0.01 par value per share, 80,000,000 shares authorized; 34,582,746 shares and 33,950,107 shares issued at December 31, 2004 and 2003, respectively)	346	339
Additional paid-in capital	447,060	439,080
Accumulated deficit	(62,130)	(105,299)
Treasury stock, at cost (2,035,124 shares and 2,012,743 shares at December 31, 2004 and 2003, respectively)	(28,218)	(27,867)
Unearned compensation - restricted stock	(1,679)	(1,519)
Accumulated other comprehensive loss	(6,378)	(4,650)
Total shareholders' equity	349,001	300,084
Total liabilities and shareholders' equity	$ 749,476	691,192

See accompanying notes to consolidated financial statements.

AVIALL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Common Stock Shares Outstanding	Common Stock Amount	Treasury Stock	Unearned Compensation	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Share-holders' Equity
At December 31, 2001	18,495,990	$205	(27,749)	(965)	328,022	(104,671)	-	$194,842
Net earnings	-	-	-	-	-	29,677	-	29,677
Minimum pension liability adjustment	-	-	-	-	-	-	(4,107)	(4,107)
Warrants issued	-	-	-	-	11,060	-	-	11,060
Restricted stock awards, net of forfeitures	110,142	-	-	(1,016)	1,016	-	-	-
Compensation expense	-	-	-	612	-	-	-	612
Common stock issued	1,004,246	11	-	-	671	-	-	682
Treasury stock, at cost	(5,885)	-	(40)	-	-	-	-	(40)
Tax benefit from exercise of stock options	-	-	-	-	75	-	-	75
Deemed dividend	-	-	-	-	20,533	(20,533)	-	-
Preferred stock dividends	-	-	-	-	-	(4,199)	-	(4,199)
At December 31, 2002	19,604,493	216	(27,789)	(1,369)	361,377	(99,726)	(4,107)	228,602
Net earnings	-	-	-	-	-	20,778	-	20,778
Minimum pension liability adjustment	-	-	-	-	-	-	(543)	(543)
Restricted stock awards, net of forfeitures	143,344	-	-	(1,042)	1,042	-	-	-
Compensation expense	-	-	-	892	-	-	-	892
Common stock issued due to conversion of redeemable preferred stock	11,100,878	111	-	-	46,274	-	-	46,385
Other common stock issued	1,093,505	12	-	-	5,136	-	-	5,148
Treasury stock, at cost	(4,856)	-	(78)	-	-	-	-	(78)
Tax benefit from exercise of stock options	-	-	-	-	916	-	-	916
Noncash reduction in retained earnings due to conversion of redeemable preferred stock	-	-	-	-	24,335	(24,335)	-	-
Preferred stock dividends	-	-	-	-	-	(2,016)	-	(2,016)
At December 31, 2003	31,937,364	339	(27,867)	(1,519)	439,080	(105,299)	(4,650)	300,084
Net earnings	-	-	-	-	-	43,169	-	43,169
Minimum pension liability adjustment	-	-	-	-	-	-	(1,728)	(1,728)
Restricted stock awards, net of forfeitures	52,143	1	-	(1,099)	1,098	-	-	-
Compensation expense	-	-	-	939	-	-	-	939
Common stock issued	580,496	6	-	-	4,654	-	-	4,660
Treasury stock, at cost	(22,381)	-	(351)	-	-	-	-	(351)
Tax benefit from exercise of stock options	-	-	-	-	2,228	-	-	2,228
At December 31, 2004	32,547,622	$346	(28,218)	(1,679)	447,060	(62,130)	(6,378)	$349,001

See accompanying notes to consolidated financial statements.

AVIALL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2004	2003	2002
Operating activities:			
Net earnings	$ 43,169	20,778	29,677
Loss on extinguishment of debt	-	17,315	-
Impairment loss	-	1,707	-
Gain on disposal of discontinued operations	-	(125)	(3,026)
Other gain	-	-	(1,024)
Depreciation and amortization	17,441	17,995	17,124
Deferred income taxes	12,381	7,095	12,691
Paid-in-kind interest	-	405	739
Compensation expense on restricted stock awards	939	892	612
Tax benefit from exercise of stock options	2,228	916	75
Changes in:			
Receivables	(4,808)	(44,057)	(20,088)
Inventories	(269)	20,167	(106,392)
Accounts payable	3,807	14,736	36,453
Accrued expenses	3,944	(3,535)	(747)
Other, net	1,949	(2,503)	(3,178)
Net cash provided by (used for) operating activities	80,781	51,786	(37,084)
Investing activities:			
Capital expenditures	(10,363)	(8,030)	(6,867)
Purchase of distribution rights	(1,367)	(7,200)	(10,398)
Sales of property, plant and equipment	114	83	128
Net cash used for investing activities	(11,616)	(15,147)	(17,137)
Financing activities:			
Issuance of common stock	4,660	5,148	682
Debt repaid	(3,413)	(84,626)	(2,420)
Debt issuance costs paid	(752)	(7,919)	(89)
Cash overdrafts due to outstanding checks	(592)	9,438	26,720
Net change in revolving credit facility	(509)	(140,275)	31,847
Purchase of treasury stock	(351)	(78)	(40)
Debt proceeds	-	200,101	-
Cash dividends on redeemable preferred stock	-	(1)	(8)
Net cash (used for) provided by financing activities	(957)	(18,212)	56,692
Change in cash and cash equivalents	68,208	18,427	2,471
Cash and cash equivalents, beginning of period	23,424	4,997	2,526
Cash and cash equivalents, end of period	$ 91,632	23,424	4,997
Cash paid for interest and income taxes:			
Interest	$ 7,863	17,916	17,826
Income taxes	$ 1,668	966	639
Noncash investing and financing activities:			
Property and equipment acquired with debt	$ 121	1,330	-
Conversion of redeemable preferred stock into common stock	$ -	46,385	-
Noncash reduction in retained earnings due to conversion of redeemable preferred stock	$ -	24,335	-
Paid-in-kind dividends on redeemable preferred stock	$ -	2,015	24,724
Issuance of warrants	$ -	-	11,060

See accompanying notes to consolidated financial statements.

AVIALL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BACKGROUND AND ORGANIZATION

Aviall, Inc., or Aviall, is the largest independent global provider to the aerospace aftermarket of new aviation parts, supply-chain management and other related value-added services through its subsidiary, Aviall Services, Inc., or Aviall Services. Aviall also provides information and facilitates commerce for the aviation and marine industries and the United States, or U.S., and international government procurement market through its global electronic marketplaces operated by Inventory Locator Service, LLC, or ILS. We report Aviall Services and ILS as separate operating segments. See "Note 19 - Segments and Related Information."

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include the accounts of Aviall and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior-year amounts have been reclassified to conform to the current year presentation.

Accounting Estimates. The process of preparing financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue and expenses. These estimates and assumptions are based upon the best information available at the time of the estimates or assumptions and could change materially as conditions within and beyond our control change. Accordingly, actual amounts could differ materially from those estimates. The most significant estimates that we make include the allowance for doubtful accounts, reserves for excess and obsolete inventories, deferred tax asset valuation allowances, pension and postretirement benefit obligations and valuation of goodwill and distribution rights. Changes in estimates are recorded in the period of change.

Revenue Recognition. Revenue from the sale of parts, components and supplies and the repair of parts is recognized based on shipping terms with our customers. At the time of shipment of the product to the customer, we believe revenue is earned because evidence of an arrangement with an agreement upon price exists with the customer, delivery has occurred and collectibility is reasonably assured. Shipment is normally FOB shipping point at our warehouse. Revenue from information services and point-of-purchase subscription fees is recognized as services are rendered. Revenue from pay-in-advance subscription fees is deferred and recognized as services are rendered. Shipping and handling costs billed to customers are recognized as revenue.

Cash and Cash Equivalents. We consider all highly liquid, interest-bearing instruments with an original maturity of three months or less to be cash equivalents. We classify cash overdrafts due to outstanding checks as a separate current liability in our accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Past-due status is based on contractual terms on a customer-by-customer basis. An allowance for doubtful accounts receivable is established based on our estimates of the amount of uncollectible accounts receivable on a customer-by-customer basis. We determine the required allowance using information such as customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. The estimates can be affected by changes in the aviation industry, customer credit issues or customer bankruptcies. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

Inventories. We value our inventory of aerospace parts at the lower of average cost or market. We make provisions for excess and obsolete inventories based on our assessment of slow-moving and obsolete inventories on an individual part number basis within each product line. We make provisions for inventory shrinkage based on periodic physical inventory counts. Reserves for shrinkage and excess and obsolete inventory amounted to $6.5 million and $6.6 million at December 31, 2004 and 2003, respectively.

Property and Equipment. Property and equipment is carried at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Internal and external costs incurred to develop or purchase computer software during the application development stage for internal use, including upgrades and enhancements, are capitalized. Assets held under capital lease are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease and amortized over the lease term using the straight-line method. Lives assigned to asset categories are 3 to 10 years for software, hardware and equipment, and the remaining lease term, if shorter than the estimated useful life, for leasehold improvements. Depreciation expense amounted to $8.4 million, $8.1 million and $7.6 million in 2004, 2003 and 2002, respectively. Lease amortization is included in depreciation expense.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. On an annual basis, we compare the fair value of our reporting units with their carrying values. If the carrying value of a reporting unit exceeds its fair value, we would recognize an impairment equal to the excess of the carrying value of the operating unit's goodwill over the fair value of its goodwill. The fair value of our reporting units is estimated using the discounted present value of estimated future cash flows.

Distribution Rights. From time to time, we enter into long-term supplier distribution agreements that implicitly include a payment for distribution rights. When we enter into these agreements, we must value the distribution rights and amortize them using the expected operating cash flows over the life of the agreement. We calculate the value of the distribution rights using a discounted cash flow model of the expected net contract cash flows related to the specific distribution agreement. In the event one or more of our material suppliers discontinue the products we sell, terminate our contract or are unable to perform under our agreement, the value of the distribution rights could be impaired, and we might be required to write-down or write-off the unamortized value of the distribution rights.

Deferred Taxes. We establish our deferred tax assets and liabilities based on our profits or losses in each jurisdiction in which we operate. Associated valuation allowances reflect the likelihood of the recoverability of these deferred assets. We base our judgment of the recoverability of these deferred assets, which includes U.S. federal and, to a lesser degree, state and foreign net operating loss, or NOL, carryforwards, primarily on historical earnings, our estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes.

Valuation of Long-Lived Assets. We periodically review the net realizable value of our long-lived assets, including distribution rights, whenever events and circumstances indicate an impairment may have occurred. In the event we determine that the carrying value of long-lived assets is in excess of estimated gross future cash flows for those assets, we then will write-down the value of the assets to a level commensurate with a discounted cash flow analysis of the estimated future cash flows.

Financing Costs. Costs associated with obtaining debt are recorded as a deferred charge and amortized over the term of the related debt through interest expense utilizing an effective interest rate method. Amortization of financing costs amounted to $1.9 million, $2.5 million and $2.8 million in 2004, 2003 and 2002, respectively.

Debt Discount. Debt discount is recorded as a reduction of long-term debt and amortized over the term of the related debt through interest expense utilizing an effective interest rate method. Amortization of debt discount amounted to $0.9 million and $1.4 million in 2003 and 2002, respectively. There was no debt discount amortization recorded in 2004.

Pension and Postretirement Benefits Obligations. The value of our pension and postretirement benefits assets and liabilities is determined on an actuarial basis. These values are affected by the market value of plan assets, our estimates of the expected return on plan assets and the discount rates we use to value our projected benefit obligation. We determine the discount rates using changes in the rates of return on high-quality, fixed-income investments. Actual changes in the fair market value of plan assets, differences between the actual return and the expected return on plan assets and changes in the discount rate we use affect the amount of pension expense we recognize.

Environmental. The costs relating to our environmental liabilities have been estimated, including exit costs related to our previously owned businesses, when it is probable that a loss has been incurred and such loss is estimable. We base our probable environmental cost estimates on information obtained from independent environmental engineers and/or from our experts regarding the nature and extent of environmental contamination, available remedial alternatives and the cleanup criteria required by relevant governmental agencies. The estimated costs include anticipated site testing, consulting, remediation, disposal, postremediation monitoring and related legal fees. They are based on available information and represent the undiscounted costs to resolve the environmental matters in accordance with prevailing federal, state, local or foreign requirements. Our estimates may vary in the future as more information becomes available to us with respect to the level of contamination, the effectiveness and approval of selected remediation methods, the stage of our investigation at the individual sites, the recoverability of such costs from third parties and changes in federal, state, local or foreign statutes and regulations or their interpretation.

Foreign Currency Translation. Our foreign operations utilize the U.S. dollar as their functional currency. Net currency translation and transaction gains included in earnings amounted to $0.6 million, $1.8 million and $0.5 million in 2004, 2003 and 2002, respectively. These gains are affected primarily by changes in the exchange rate of the Australian dollar against the U.S. dollar.

Derivative Financial Instruments. We recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Changes in the fair value of derivatives that do not qualify as hedges are recognized in earnings when they occur. Changes in the fair value of derivatives that qualify as hedges are generally recognized in earnings in the same period as the item being hedged. We periodically use financial instruments to offset defined market risks arising from changes in interest rates and foreign exchange rates. We do not use financial instruments for trading or speculative purposes. The fair values of financial instruments generally represent the amount we would pay or receive to terminate such agreements.

Fair Value of Financial Instruments. The carrying value of our current assets and liabilities approximates fair value due to the short-term maturities of these assets and liabilities. At December 31, 2004 and 2003, the carrying value of our debt was $203.4 million and $207.2 million, respectively, and the estimated fair value was $214.7 million and $215.7 million, respectively. We determined the fair value based on quoted market prices at December 31, 2004 and December 31, 2003.

Stock-Based Compensation. We account for our stock-based compensation plans in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, or APB 25, "Accounting for Stock Issued to Employees," and related interpretations. All options granted under our plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, no compensation cost related to these plans is included in net earnings. We also make the appropriate disclosures as required by Statement of Financial Accounting Standards No. 123, or SFAS 123, "Accounting for Stock-Based Compensation," and Statement of Financial Accounting Standards No. 148, or SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FAS 123." Awards of restricted stock are valued at the market price of our common stock on the date of grant and recorded as unearned compensation within shareholders' equity. The unearned compensation is amortized to compensation expense over the vesting period of the restricted stock.

The following table illustrates the effect on net earnings and earnings per share if we had applied the fair-value recognition provisions of SFAS 123 to stock-based employee compensation:

(In Thousands, Except Per-Share Data)	2004	2003	2002
Net earnings, as reported	$43,169	20,778	29,677
Preferred stock dividends	-	(2,016)	(4,199)
Deemed dividend from beneficial conversion feature	-	-	(20,533)
Noncash reduction for conversion of preferred stock	-	(24,335)	-
Net earnings (loss) available to common shareholders	43,169	(5,573)	4,945
Undistributed earnings allocated to participating preferred stockholders	-	(1,847)	(1,389)
Net earnings (loss) for purposes of computing basic net EPS	43,169	(7,420)	3,556
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,975)	(1,413)	(1,341)
Pro forma net earnings (loss) for purposes of computing basic net EPS	$41,194	(8,833)	2,215
Earnings (loss) per share:			
Basic - as reported	$ 1.35	(0.29)	0.19
Basic - pro forma	$ 1.29	(0.34)	0.14
Diluted - as reported	$ 1.28	(0.29)	0.19
Diluted - pro forma	$ 1.22	(0.34)	0.14

During 2004, 2003 and 2002, options were granted at exercise prices equal to the market price of our common stock on the date of grant. The weighted average fair value of options granted was $7.94 per option in 2004, $3.85 per option in 2003 and $3.97 per option in 2002. In accordance with SFAS 123, the fair value of options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.34%	3.07%	4.62%
Expected life (years)	5.0	5.0	5.9
Expected volatility	55.47%	55.26%	50.34%
Expected dividend yield	-	-	-

Earnings (Loss) Per Share. Basic net earnings per share, or EPS, is computed by dividing net earnings (loss) for purposes of computing basic net EPS by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net earnings by the weighted average number of common and dilutive potential common shares outstanding during the period using the treasury stock method. Diluted EPS is presented as equal to basic EPS if it is antidilutive, or higher than basic EPS.

Quarterly and year-to-date computations of per-share amounts are made independently; therefore, the sum of per-share amounts for the quarters may not equal per-share amounts for the year.

New Accounting Pronouncements. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS 123R, "Share-Based Payment," which replaces SFAS 123 and supersedes APB 25 and SFAS 148. SFAS 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally would require that such transactions be accounted for using a fair-value-based method and recognized as expense over the period during which an employee is required to provide services in exchange for the award. SFAS 123R is effective for interim and annual periods beginning after June 15, 2005. We are in the process of evaluating the three allowable methods of transition for SFAS 123R. We have not yet determined which method will be used. In 2005, we will incur compensation expense under SFAS 123R, as currently written, related to options granted in 2005 and previous periods.

NOTE 3 - DISCONTINUED OPERATIONS

In 1996, we sold our commercial engine services businesses. These businesses are reported as discontinued operations in our consolidated financial statements.

The sale agreements required us to retain certain liabilities, primarily environmental. The losses associated with these liabilities were estimated and included in the discontinued operations provision. The actual cost of these obligations may not be known for a number of years. In the case of environmental liabilities, factors included in the original estimate of loss, such as the level of remediation required, could change significantly from our original estimate. Accordingly, certain adjustments may be required in future periods to reflect changes in these estimates. As of December 31, 2004 and 2003, these retained liabilities, primarily environmental, for businesses reported as discontinued operations as well as previously owned businesses not classified as discontinued operations amounted to $2.3 million and $4.2 million, respectively.

During 2003 and 2002, we recognized a net gain on disposal of $0.1 million, net of tax expense of $0.08 million, and $3.0 million, net of tax expense of $1.8 million, respectively. The 2003 net gain related to changes in the estimates of certain liabilities as a result of the expiration of the indemnification periods under the asset sale contracts and revised projections for certain liabilities, primarily environmental liabilities, based on recent experiences. The 2002 net gain primarily related to the reversal of estimates for environmental liabilities. There was no discontinued operations gain or loss recorded in 2004.

NOTE 4 - IMPAIRMENT LOSS

The $1.7 million impairment loss resulted from the write-off in June 2003 of a vendor software license purchased in 2001. Beginning in the second quarter of 2003, we began to pursue other alternatives resulting from the vendor's change in strategic focus.

NOTE 5 - OTHER GAINS AND LOSSES

2002 Gain. During 2002, we recorded a $1.0 million other gain resulting from the reversal of environmental reserves due to changes in estimates related to our previously owned businesses, which did not qualify as discontinued operations.

NOTE 6 - RECEIVABLES

(In Thousands)	2004	2003
Trade	$142,630	135,704
Other	5,078	6,090
	147,708	141,794
Allowance for doubtful accounts	(3,621)	(2,515)
	$144,087	139,279

NOTE 7 - PROPERTY AND EQUIPMENT

	2004			2003		
(In Thousands)	Owned	Capital Leases	Total	Owned	Capital Leases	Total
Land	$ 226	-	226	226	-	226
Software and hardware	41,090	5,433	46,523	37,249	5,312	42,561
Equipment	12,318	1,101	13,419	11,343	1,101	12,444
Leasehold improvements	2,842	1,045	3,887	1,938	1,045	2,983
Capital projects in progress	6,897	-	6,897	4,696	-	4,696
	63,373	7,579	70,952	55,452	7,458	62,910
Accumulated depreciation	(33,210)	(3,813)	(37,023)	(28,327)	(2,554)	(30,881)
	$ 30,163	3,766	33,929	27,125	4,904	32,029

Capital projects in progress included $1.2 million and $2.0 million of capitalized software costs in 2004 and 2003, respectively.

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we performed our annual impairment test in the fourth quarter of 2004, and no impairment was noted.

The following table presents the carrying amount of our goodwill by operating segment:

(In Thousands)	2004	2003
Aviall Services	$42,692	42,692
ILS	4,151	4,151
Total	$46,843	46,843

Distribution rights are included in intangible assets in our accompanying consolidated balance sheets as follows:

(In Thousands)	2004	2003
Gross carrying amount	$ 70,208	68,841
Accumulated amortization	(25,596)	(18,482)
	$ 44,612	50,359

In addition, we have an intangible asset with a balance of $1.9 million and $1.5 million at December 31, 2004 and 2003, respectively, related to our additional minimum pension liability. This intangible asset is not subject to amortization.

Amortization expense of definite-lived intangible assets amounted to $7.1 million, $6.4 million and $5.3 million in 2004, 2003 and 2002, respectively.

Estimated amortization expense of definite-lived intangible assets for each of the five succeeding years is as follows (in thousands):

Year Ended December 31,	
2005	$7,186
2006	$7,186
2007	$7,186
2008	$7,154
2009	$6,585

In 2003, we acquired from Honeywell Electronics & Lighting the inventories and the rights to distribute aircraft electronics and lighting products for the airline and general aviation sectors for a ten-year period. As a result of this contract, we recorded $7.2 million for distribution rights.

NOTE 9 - ACCRUED EXPENSES

(In Thousands)	2004	2003
Salaries, wages and benefits	$22,399	19,151
Operating taxes	2,559	2,484
Self-insurance reserves	1,651	1,558
Environmental reserves, current portion	1,180	1,190
Other	18,952	15,184
	$46,741	39,567

NOTE 10 - DEBT

(In Thousands)	2004	2003
Revolving Credit Facilities:		
Credit Facility	$ -	-
Canadian Revolver	-	509
Senior Notes, net of interest rate swap fair value (see Note 11)	199,236	199,218
Capital lease obligations	1,799	4,744
Other	2,395	2,742
	$203,430	207,213
Less: Current portion	(1,440)	(3,802)
	$201,990	203,411

Senior Notes. Our senior unsecured notes, or the Senior Notes, bear interest at 7.625% per annum and mature on July 1, 2011, unless previously redeemed at our option. We may redeem some or all of the Senior Notes at specified redemption prices at any time after July 1, 2007. In addition, prior to July 1, 2006, we may redeem up to 35% of the Senior Notes from the proceeds of qualifying equity offerings. The Senior Notes are our senior unsecured obligations and are equal in right of payment to all of our senior indebtedness. The Senior Notes are guaranteed on a senior unsecured basis by each of our domestic subsidiaries. The Senior Notes contain various covenants, including limitations on incurring debt or liens, selling assets, paying dividends, making distributions and entering into transactions with affiliates.

In November 2003, we entered into an interest rate swap to effectively convert the interest rate from fixed to floating on $50.0 million of the $200.0 million principal amount of Senior Notes. At December 31, 2004 and 2003, the fair value of our interest rate swap was a liability of $0.8 million and $0.8 million, respectively, and is reflected in other liabilities and as a decrease in the carrying value of the Senior Notes included in long-term debt in our accompanying consolidated balance sheet. Changes in the fair value of the derivative are offset by corresponding changes in the fair value recorded on the underlying hedged debt and result in no net earnings impact.

In June 2003, we used the net proceeds from the issuance of the Senior Notes to redeem the entire principal amount of our then-existing 14% senior unsecured notes, or the 14% Notes, and to repay a portion of the outstanding revolving indebtedness under our senior secured credit facility, or the Credit Facility. In connection with the redemption of the 14% Notes, we recorded a $17.3 million pretax loss on extinguishment, which consists of a $3.2 million prepayment premium on the outstanding principal amount of the 14% Notes, $8.7 million of unamortized debt discount and $5.4 million of unamortized original debt issuance cost. In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, or SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." We adopted SFAS 145 on January 1, 2003. As a result of the adoption, these unamortized costs, along with the prepayment premium, are included in earnings from continuing operations instead of being treated as an extraordinary item net of tax.

Revolving Credit Facilities. On June 30, 2004, we entered into an amendment to the Credit Facility to reduce interest payments, change certain financial ratios and covenants and to permit limited repurchases and redemptions of outstanding securities. As of December 31, 2004, our amended Credit Facility consists of a $200.0 million revolving credit and letter of credit facility due as a balloon payment in 2006, with availability determined by reference to a borrowing base calculated using our eligible accounts receivable and inventory and after deducting reserves required by the lenders. As of December 31, 2004, we had no borrowings outstanding under the Credit Facility and had issued letters of credit for $1.0 million. We had $199.0 million available for additional borrowings under the Credit Facility and our borrowing base was $200.8 million as of December 31, 2004. As of December 31, 2004, borrowings under the Credit Facility bear interest based upon either: (1) a Eurodollar Rate plus an applicable margin ranging from 1.5% to 2.25% depending upon our financial ratios or (2) a Base Rate plus an applicable margin ranging from 0.5% to 1.25% depending upon the same financial ratios. We expect to utilize both of these interest rate options. As of December 31, 2004 and 2003, the actual interest rate on the Credit Facility would have been 6.75% and 5.50%, respectively, but we had no borrowings outstanding. An annual commitment fee of 0.5% is payable monthly in arrears on the daily unused portion of the Credit Facility. Obligations under the Credit Facility are collateralized by substantially all of our domestic assets and 65% of the stock of certain of our foreign subsidiaries. The Credit Facility also contains default clauses that permit the acceleration of all amounts due following an event of default at the discretion of the lenders, and lock-box provisions that apply our cash collections to outstanding borrowings. Based on the terms of the Credit Facility and pursuant to EITF Issue No. 95-22, "Balance Sheet Classification of Revolving Credit Agreement Obligations Involving Lock-Box Arrangements," we classify amounts outstanding under the Credit Facility, if any, as current.

On January 28, 2005, we entered into a distribution agreement with GE Engine Services, LLC and General Electric Company, or GE, whereby GE has appointed us as the exclusive worldwide distributor of unique parts for the GE CF6-50 and CF6-80A, or CF6, engines. We paid GE a total of $160.1 million for these distribution rights and initial CF6 product inventory. In connection with our entry into the GE CF6 agreement, on January 28, 2005, we entered into an amendment to the Credit Facility to increase the facility size, restructure the borrowing base, extend the termination date and change certain financial ratios and covenants. The total amount of revolving credit commitments has been increased from $200.0 million to $260.0 million, with availability subject to a borrowing base calculation. The categories of accounts receivable and inventory that are eligible to be included in the calculation of the borrowing base under the Credit Facility have been expanded, but remain subject to reserves required by the lenders. The borrowing base is determined by applying an advance rate of 50% to the amount of eligible receivables and eligible inventory. On January 28, 2005, we drew down $107.3 million under the

Credit Facility to fund the purchase of distribution rights and product inventory under the GE CF6 agreement.

The Credit Facility's scheduled termination date has been extended to December 31, 2008. The maximum leverage ratio of 3.25 to 1 for the periods subsequent to December 31, 2004 have been revised so that we now may not exceed: 4.50 to 1 for the fiscal quarters ending on or before June 30, 2005; 4.00 to 1 for the fiscal quarter ending September 30, 2005; 3.50 to 1 for the fiscal quarter ending December 31, 2005; and 3.25 to 1 for the fiscal quarters ending on or after March 31, 2006. Our permitted capital expenditures in any fiscal year have been increased from $11.0 million to $12.0 million plus any unused carryover amounts from the prior years up to a maximum of $10.0 million.

To make any optional redemption, repayment or prepayment pursuant to the Senior Notes due 2011, the restricted payments covenant now requires us to have available credit under the Credit Facility, after giving effect to such redemption, repayment or prepayment, of not less than $100.0 million. Finally, the definition of tangible net worth was amended such that the calculation would not be reduced by the consideration paid for the distribution rights associated with the GE CF6 agreement. In general, the remaining provisions of the Credit Facility have not changed and remain in full force.

We also maintain a secured revolving credit facility in Canada, or the Canadian Revolver, with a total availability of Canadian $6.0 million. At December 31, 2004, we had no borrowings outstanding under the Canadian Revolver.

Capital Lease Obligations. We have entered into a number of capital lease obligations to finance certain of our capital expenditures, primarily for computer hardware and software. These leases have terms ranging from three to five years with interest rates ranging primarily from 9.0% to 15.53%. Each lease is secured by the hardware and software financed.

Other Debt. At December 31, 2004 and 2003, other debt consisted of various notes with interest rates ranging from 2.13% to 7.16%.

Debt Maturities. Debt maturities for the years subsequent to December 31, 2004 are as follows (in thousands):

Year Ended December 31,	
2005	$ 1,440
2006	751
2007	-
2008	-
2009	-
Thereafter	202,003
	204,194
Less: Fair value of interest rate swap	(764)
	$203,430

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS

We utilize financial derivative instruments to manage interest rate risk exposure, and account for them in accordance with Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."

In November 2003, we entered into an interest rate swap to effectively convert the interest rate from fixed to floating on $50.0 million of the $200.0 million principal amount of Senior Notes. Under the interest rate swap agreement, we pay the London InterBank Offer Rate, or LIBOR, plus a margin every six months and receive 7.625% every six months on a notional amount of $50.0 million until July 1, 2011. Our interest rate swap agreement qualifies and is designated as a fair value hedge. In addition, this interest rate swap agreement qualifies for the "shortcut" method of accounting for hedges, as defined by SFAS 133. Under the "shortcut" method, the hedges are assumed to be perfectly effective, and thus, there is no ineffectiveness to be recorded in earnings. The fair value of our interest rate swap agreement was a liability of $0.8 million at both December 31, 2004 and 2003 and is reflected in other liabilities in our accompanying consolidated balance sheet. In accordance with fair value hedging, the offsetting entry is an adjustment to decrease the carrying value of long-term debt. See "Note 10 - Debt." The fair value of the interest rate swap will be adjusted quarterly, as necessary.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis. However, we minimize such risk exposure for these instruments by limiting counterparties to large banks and financial institutions that meet established credit guidelines. We do not expect to incur any losses as a result of counterparty default.

NOTE 12 - INCOME TAXES

Earnings before income taxes were taxed as follows:

(In Thousands)	2004	2003	2002
Domestic	$55,123	23,193	42,208
Foreign	4,475	6,466	2,484
Earnings before income taxes	$59,598	29,659	44,692

The total provision for income taxes consisted of the following components:

(In Thousands)	2004	2003	2002
Current tax expense (benefit):			
U.S. federal	$ 596	423	(128)
U.S. state	2,433	273	118
Foreign	1,019	1,014	518
	4,048	1,710	508
Deferred tax expense (benefit):			
U.S. federal	13,840	7,178	14,622
U.S. state	(1,458)	131	(42)
Foreign	(1)	(138)	(73)
	12,381	7,171	14,507
Provision for income taxes	$16,429	8,881	15,015

Income taxes were allocated as follows:

(In Thousands)	2004	2003	2002
Continuing operations	$16,429	8,805	13,199
Discontinued operations	-	76	1,816
Total income taxes	$16,429	8,881	15,015

A reconciliation of our U.S. federal statutory tax rate with our effective tax rate follows:

(Dollars in Thousands)	2004		2003		2002	
	Amount	%	Amount	%	Amount	%
Provision at the statutory rate	$20,859	35.0	10,381	35.0	15,642	35.0
Foreign taxes less than statutory rate	(402)	(0.7)	(814)	(2.7)	(321)	(0.7)
Extraterritorial income tax benefit	(1,828)	(3.1)	(1,080)	(3.6)	(479)	(1.1)
State income taxes, net of federal income tax benefit	878	1.5	346	1.2	857	1.9
Valuation allowance	(3,350)	(5.6)	(49)	(0.2)	(902)	(2.0)
Miscellaneous items, net	272	0.5	97	0.2	218	0.5
	$16,429	27.6	8,881	29.9	15,015	33.6

The significant temporary differences that gave rise to deferred income taxes as of December 31, 2004 and 2003 consisted of the following:

(In Thousands)	2004	2003
Deferred income tax assets:		
Loss carryforwards and credits		
U.S. federal	$23,908	37,379
U.S. state	3,855	4,642
Foreign	347	347
Compensation-related items	6,649	8,302
Inventory-related items	11,260	10,095
Environmental-related items	842	1,150
Accounts receivable allowances	1,331	838
Other items	1,218	264
	49,410	63,017
Valuation allowance	(2,186)	(5,536)
Deferred income tax assets	47,224	57,481
Deferred income tax liabilities:		
Property and equipment basis differences	(2,621)	(2,367)
Other items	(942)	(290)
Deferred income tax liabilities	(3,563)	(2,657)
Net deferred income tax asset	$43,661	54,824

We periodically assess the likelihood of realizing our deferred tax assets and adjust the related valuation allowance based on the amount of deferred tax assets that we believe is more likely than not to be realized. We believe we may not generate sufficient future taxable income in specific tax jurisdictions to utilize all of our NOL carryforwards before their expiration and, as a result, have retained a valuation allowance of $2.2 million. In 2004, the valuation allowance decreased $3.4 million primarily due to the release of a valuation allowance for state NOL carryforwards.

At December 31, 2004, we had a $43.7 million net deferred tax asset of which $21 million relates to our U.S. federal NOL carryforwards. This equates to a gross U.S. federal NOL of approximately $60 million, which substantially expires in 2011. To fully utilize our net deferred tax assets, as of December 31, 2004, we must generate $115.5 million of taxable income based on current tax rates. We generated taxable income of $42.5 million, $14.4 million and $24.9 million in 2004, 2003 and 2002, respectively.

Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a corporation's ability to utilize U.S. federal NOLs if it experiences an ownership change as defined in Section 382, or an Ownership Change. The amount of the annual limitation can vary significantly based on factors existing at the date of the Ownership Change. During 2004, we did not experience an Ownership Change.

Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $22.2 million and $15.9 million at December 31, 2004 and 2003, respectively. These earnings could become subject to additional tax if such amounts are remitted as dividends to Aviall Services. However, on October 22, 2004, the President of the United States signed the American Jobs Creation Act of 2004, or the Jobs Act. The Jobs Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Jobs Act. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. Based on our analysis to date, however, it is reasonably possible that we may repatriate between $5 million and $7 million, with the respective tax liability ranging from $0.3 million to $0.4 million. We expect to be in a position to finalize our assessment by April 2005. In addition, the Jobs Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Jobs Act also provides for a two-year phase-out of the existing Extraterritorial Income, or ETI, exclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. We expect the net effect of the phase-out of the ETI to result in an increase in our effective tax rate for fiscal year 2005 and 2006 of approximately 0.4 percentage points and 0.8 percentage points, respectively, based on current earnings levels. We do not expect to qualify for the new deduction.

NOTE 13 - PENSION PLANS AND POSTRETIREMENT BENEFITS

Pension Plans. Substantially all domestic employees are covered by the Aviall Pension Plan, a noncontributory defined benefit plan that we maintain. Certain of these employees were given credit under the Aviall Pension Plan for prior service in a plan maintained by a former parent company, which retained the pension fund assets and accumulated benefit obligation related to these participants. We also maintain two other noncontributory defined benefit pension plans.

The following table sets forth the change in projected benefit obligation for all our plans:

(In Thousands)	2004	2003
Projected benefit obligation at beginning of period	$61,270	52,281
Service cost	2,461	1,955
Interest cost	3,876	3,653
Actuarial losses	6,526	4,063
Benefits paid	(2,411)	(2,346)
Expenses paid	(531)	(405)
Plan amendments	-	2,069
Projected benefit obligation at end of period	$71,191	61,270

Our projected benefit obligations are measured as of December 31 of each year using the following weighted average actuarial assumptions:

	2004	2003
Discount rate	5.81%	6.38%
Compensation increase rate	3.50%	3.50%

The following table sets forth the benefits expected to be paid in subsequent years for all of our plans. The estimates are based on the same assumptions used to measure our benefit obligations at December 31, 2004 (in thousands):

Year Ended December 31,	
2005	$ 2,641
2006	$ 2,783
2007	$ 2,920
2008	$ 3,203
2009	$ 3,507
2010-2014	$ 24,130

The following table sets forth the change in fair value of plan assets for all our plans:

(In Thousands)	2004	2003
Fair value of plan assets at beginning of period	$44,474	36,723
Actual return on plan assets	5,273	7,467
Employer contributions	6,035	3,035
Benefits paid	(2,411)	(2,346)
Expenses paid	(531)	(405)
Fair value of plan assets at end of period	$52,840	44,474

The following table sets forth the asset allocation at the end of 2004 and 2003 and the target allocation for 2005, by asset category, for all our plans:

	Target Allocation	Percentage of Plan Assets at Year-End	
Asset Category	2005	2004	2003
Equity securities	65%	67%	58%
Debt securities	35%	33%	42%
Total	100%	100%	100%

We develop our expected long-term rate of return assumptions through analysis by asset investment category of historical market returns, the fund's past experience and current market conditions.

Our investment strategy with respect to pension assets is to maximize return while maintaining risk at acceptable levels. Our pension plan assets are managed by outside investment managers who have the flexibility to adjust the asset allocation and move funds to the asset class that offers the most opportunity for investment returns. Plan assets will be rebalanced regularly to achieve the investment managers' target allocations.

The following table sets forth the reconciliation of funded status for all our plans:

(In Thousands)	2004	2003
Accumulated benefit obligation	$(65,066)	(56,410)
Projected benefit obligation at end of period	$(71,191)	(61,270)
Fair value of plan assets	52,840	44,474
Funded status	(18,351)	(16,796)
Unrecognized net loss	16,407	11,769
Unrecognized net transition obligation	1,826	1,964
Unamortized prior service cost	11	16
Net amount recognized	$ (107)	(3,047)

Amounts recognized in our accompanying consolidated balance sheets consist of:

(In Thousands)	2004	2003
Accrued benefit liability	$(12,225)	(11,936)
Intangible asset	1,913	1,549
Accumulated other comprehensive loss	10,205	7,340
Net amount recognized	$ (107)	(3,047)

The following table sets forth the components of net pension expense for all our plans:

(In Thousands)	2004	2003	2002
Service cost	$ 2,461	1,955	1,354
Interest cost	3,876	3,653	3,300
Expected return on plan assets	(3,853)	(3,640)	(3,448)
Transition obligation amortization	138	103	-
Prior service cost amortization	5	5	101
Net loss recognition	468	64	11
Net pension expense	$ 3,095	2,140	1,318

Our net pension expense is measured as of January 1 of each year using the following weighted average actuarial assumptions:

	2004	2003	2002
Discount rate	6.38%	6.88%	7.25%
Compensation increase rate	3.50%	4.50%	4.50%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%

Our 2005 minimum funding requirements are not expected to be significant. We currently target the plans' funding at 90% of their current liability. The current liability, if any, will not be calculated until later in 2005 at which time the actual contribution, if any, will be determined.

Postretirement Benefits. We maintain plans that provide certain retired employees with certain health care and life insurance benefits. In December 2000, our board of directors approved an amendment to our postretirement medical and life insurance reimbursement plans such that only employees who retired on or before December 31, 2000 will be eligible to participate in the plans. The amendment does not affect retirees currently eligible for and receiving benefits. We will amortize the remaining unrecognized net gain of $1.7 million at December 31, 2004 over the remaining life expectancy of eligible plan participants.

The following table sets forth the components of net postretirement benefit expense for all our plans:

(In Thousands)	2004	2003	2002
Service cost	$ -	-	-
Interest cost	91	99	125
Net amortization and deferral	(133)	(128)	(100)
Net postretirement benefit (income) expense	$ (42)	(29)	25

Our net postretirement benefit expense is measured as of December 31 of each year using the following weighted average actuarial assumptions:

	2004	2003	2002
Discount rate	5.81%	6.38%	6.88%

The following tables set forth the change in accumulated post-retirement benefit obligation and the reconciliation of funded status for all our plans:

(In Thousands)	2004	2003
Accumulated postretirement benefit obligation at beginning of period	$ 1,504	1,515
Interest cost	91	99
Expected benefits paid, net of contributions	(157)	(145)
Actuarial gains	(179)	35
Accumulated postretirement benefit obligation at end of period	1,259	1,504
Funded status	(1,259)	(1,504)
Unrecognized net gains	(1,741)	(1,734)
Accrued unfunded postretirement benefit obligation	$(3,000)	(3,238)

The accrued unfunded postretirement benefit obligation is reflected in other liabilities in our accompanying consolidated balance sheets.

Our postretirement benefit obligations are measured as of December 31 of each year using the following weighted average actuarial assumptions:

	2004	2003
Discount rate	5.81%	6.38%

The following table sets forth the benefits expected to be paid in subsequent years for all of our plans. The estimates are based on the same assumptions used to measure our postretirement benefit obligations at December 31, 2004 (in thousands):

Year Ended December 31,	
2005	$136
2006	$134
2007	$131
2008	$128
2009	$124
2010-2014	$551

The following table sets forth the assumed health care cost trend rates used to determine our net postretirement benefit expense and accumulated postretirement benefit obligation:

	2004	2003
Health care cost trend rate assumed for next year	5.6%	18.5%
Ultimate rate to which cost trend rate is assumed to decline	5.0%	5.0%
Year that rate reaches ultimate trend rate	2006	2014

Increasing and decreasing the assumed health care cost trend rates by one percentage point in each future year would not have an impact on either the accumulated postretirement benefit obligation as of December 31, 2004 or the 2004 net periodic postretirement benefit expense because company contributions have reached the maximum allowed amount.

NOTE 14 - COMMON STOCK, WARRANTS AND INCENTIVE PLANS

Common Stock. We are authorized to issue 80,000,000 shares of common stock, $0.01 par value per share.

Warrants. In connection with the issuance of the 14% Notes, the noteholders were issued warrants to purchase 1,750,000 shares of our common stock at an initial exercise price of $0.01 per share. The warrants expire on March 15, 2012. The holders of the warrants are entitled to receive all dividends paid with respect to the common stock as if such holders had exercised the warrants for common stock prior to the dividend, unless such dividend would result in an adjustment to the number of shares of common stock for which the warrants are exercisable.

In 2003 and 2002, we issued 560,000 shares and 927,500 shares, respectively, of common stock upon exercise of warrants. There were no warrants exercised in 2004. As of December 31, 2004, there were warrants outstanding and exercisable for 262,500 shares of our common stock.

Stock Plans. Our stock incentive plans, or the Incentive Plans, provide for grants of qualified and nonqualified stock options to key employees at a price not less than the fair market value of shares underlying such options at the date of grant. Options are for terms not exceeding ten years. Options granted under the Incentive Plans vest over periods of up to three years. The Incentive Plans also provide for grants of restricted stock, stock appreciation rights and performance units.

In addition, on December 21, 1999, Aviall granted Paul E. Fulchino, our Chairman, President and Chief Executive Officer, options to purchase 500,000 shares of its common stock at an exercise price of $7.3125 per share, the fair market value of the common stock on the date of grant. In February 2005, Mr. Fulchino exercised all of these options.

We have also reserved 397,500 shares of common stock for issuance under our Directors Stock Plan, or the Directors Plan, of which 219,203 shares were issued at December 31, 2004. Of the total issued, 13,657 shares, 13,295 shares and 10,410 shares of common stock were issued during 2004, 2003 and 2002, respectively, with fair values at the date of issuance of $15.38 per share, $11.28 per share and $14.41 per share, respectively. Under the terms of this plan, each nonemployee director may make an election to receive shares of common stock in lieu of the annual cash retainer for services as a director. Shares of common stock received in lieu of the annual cash retainer vest eleven months after such shares are granted. In addition, grants of options to purchase up to 5,000 shares of common stock may be made to each nonemployee director under this plan each fiscal year. During 2004, 2003 and 2002, options to purchase 40,000 shares, 24,000 shares and 15,000 shares, respectively, of common stock, with a price on the date of grant of $15.38 per share, $11.28 per share and $14.41 per share, respectively, were granted under the Directors Plan.

The following table summarizes the status of stock options granted under all of our stock plans:

	2004		2003		2002	
(In Thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,264,059	$ 8.49	3,270,126	$ 8.84	2,912,434	$ 9.28
Granted:						
Exercise price equals market price	465,300	$15.58	522,700	$ 7.64	632,600	$ 7.45
Exercised	(566,839)	$ 7.85	(520,705)	$ 9.79	(66,336)	$ 8.02
Expired or cancelled	(34,545)	$10.26	(8,062)	$11.07	(208,572)	$11.02
Outstanding at end of year	3,127,975	$ 9.64	3,264,059	$ 8.49	3,270,126	$ 8.84
Exercisable at end of year	2,162,335	$ 8.92	2,136,691	$ 9.14	2,118,071	$ 9.78
Available for grant at end of year	1,582,599		579,154		1,254,741	

The following table summarizes information about stock options outstanding under all of our stock plans at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 5.03 to $ 6.65	332,436	5.8	$ 6.06	332,436	$ 6.06
$ 6.66 to $ 8.31	1,348,139	5.5	$ 7.32	852,499	$ 7.32
$ 8.32 to $ 9.98	274,900	4.4	$ 9.05	261,300	$ 9.07
$ 9.99 to $11.64	500,500	3.6	$11.01	497,100	$11.01
$11.65 to $13.30	10,000	3.9	$11.75	10,000	$11.75
$13.31 to $14.97	209,000	3.5	$14.75	209,000	$14.75
$14.98 to $15.60	453,000	6.3	$15.58	-	-
	3,127,975	5.1	$ 9.64	2,162,335	$ 8.92

During 2004, 2003 and 2002, 66,828 shares, 143,344 shares and 118,105 shares, respectively, of restricted stock with a stock price on the date of grant of $15.60 per share, $7.46 per share and $7.10 per share, respectively, were awarded under the Incentive Plans. The restricted stock vests three years from the date of grant. All restricted stock carries full dividend and voting rights. Unearned compensation is charged to shareholders' equity based on the market value of our common stock at the date of the award. Compensation expense of $0.9 million, $0.9 million and $0.6 million was recognized in 2004, 2003 and 2002, respectively, related to restricted stock awards.

NOTE 15 - PREFERRED STOCK

Under the terms of our certificate of incorporation, our board of directors is authorized, subject to legal limitations but without stockholder approval, to issue shares of preferred stock in one or more series with terms fixed by our board of directors. Series D Senior Convertible Participating Redeemable Preferred Stock. On June 12, 2003, affiliates of The Carlyle Group, or the Carlyle Investors, converted all of the outstanding shares of Series D Senior Convertible Participating Preferred Stock, or the Series D Redeemable Preferred Stock, into 11,100,878 shares of common stock, following a reduction by our board of directors of the conversion price of the Series D Redeemable Preferred Stock from $5.80 per share to $4.62 per share. We accounted for this as a one-time $24.3 million noncash reduction for the conversion of preferred stock to our net earnings available to common shareholders. The shares of common stock issued to the Carlyle Investors as a result of the conversion represented approximately 36% of our outstanding common stock at the time of conversion. At the time of the conversion, the outstanding shares of Series D Redeemable Preferred Stock had an aggregate liquidation preference, plus accrued and unpaid dividends, of approximately $51.3 million and a 9.0% annual payment-in-kind dividend rate. In addition, we were required to redeem the shares of Series D Redeemable Preferred Stock on June 21, 2008 and reflect our EPS using the two-class method.

NOTE 16 - EARNINGS PER SHARE

A reconciliation of the numerator and denominator of our basic and diluted EPS calculations for earnings from continuing operations follows:

Numerator *(In Thousands)*	2004	2003	2002
Earnings from continuing operations	$43,169	20,653	26,651
Noncash reduction for conversion of preferred stock	-	(24,335)	-
Deemed dividend from beneficial conversion feature	-	-	(20,533)
Preferred stock dividends	-	(2,016)	(4,199)
Earnings (loss) from continuing operations available to common shareholders	43,169	(5,698)	1,919
Undistributed earnings allocated to participating preferred shareholders	-	(1,847)	(539)
Earnings (loss) from continuing operations for purposes of computing basic net earnings per share	43,169	(7,545)	1,380
Noncash reduction for conversion of preferred stock	-	24,335	-
Deemed dividend from beneficial conversion feature	-	-	20,533
Preferred stock dividends	-	2,016	4,199
Undistributed earnings allocated to participating preferred shareholders	-	1,847	539
Earnings from continuing operations for purposes of computing diluted net earnings per share	$43,169	20,653	26,651
Denominator			
Weighted average common shares outstanding for purposes of computing basic net earnings (loss) per share	31,983,421	25,922,573	18,478,102
Effect of dilutive securities:			
Stock options	1,097,698	565,282	327,715
Restricted stock rights	314,930	350,577	215,328
Warrants	262,357	543,389	1,328,747
Convertible redeemable preferred stock	-	3,844,183	7,216,065
Weighted average common shares outstanding for purposes of computing dilutive net earnings (loss) per share	33,658,406	31,226,004	27,565,957

Diluted EPS was not dilutive, or lower than basic, in 2003 and 2002. Therefore, diluted EPS for 2003 and 2002 is presented equal to basic EPS.

Options to purchase 243,000 shares of common stock in 2003 and 1,098,685 shares of common stock in 2002 at exercise prices ranging from $11.28 to $14.78 in 2003 and $9.44 to $14.78 in 2002 were outstanding at December 31, 2003 and 2002, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock. There were no anti-dilutive options outstanding at December 31, 2004.

NOTE 17 - ENVIRONMENTAL MATTERS

Overview. Aviall Services' business includes parts repair operations that require the use, storage and disposal of certain chemicals in small quantities. These chemicals are regulated under various federal, state, local or foreign environmental protection laws which require us to eliminate or mitigate the impact of these substances on the environment. In response to these requirements, we have upgraded facilities and implemented programs to detect and minimize contamination. Due to the small quantities of chemicals used and the current programs in place, we do not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to our ongoing operations to comply or remain in compliance with existing environmental regulations. Additionally, some of the products, such as chemicals, oxygen generators, oxygen bottles and life rafts that Aviall Services sells to its customers contain hazardous materials that are subject to Federal Aviation Administration, or FAA, regulations and various federal, state, local or foreign environmental protections laws. If Aviall Services ships such products by air, it shares responsibility with the air carrier for compliance with these FAA regulations and is primarily responsible for the proper packaging and labeling of these items. If Aviall Services mislabels or otherwise improperly ships hazardous materials, it may be liable for damage to the aircraft and other property, as well as substantial monetary penalties. Any of these events could have a material adverse effect on our financial condition or results of operations. The FAA actively monitors the shipment of hazardous materials.

Previously Owned Properties. Certain of our previously owned businesses used certain chemicals classified by various federal, state, local or foreign agencies as hazardous substances. We retain environmental liabilities related to these businesses for the period prior to their sale. We are involved in various stages of investigation, cleanup, maintenance and closure to comply with federal, state, local or foreign regulations at these locations. Based on the current information available, we believe existing environmental financial reserves for these previously owned properties are sufficient. In addition, we are in litigation with a previous owner of three of these locations as to their potential shared liability associated with the cleanup of these sites. Due to the uncertainty of recoverability of this claim, we have not recorded a receivable. All other insurance claims for these properties have been settled.

Third-Party Sites and Other Matters. We have been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act at five third-party disposal sites to which wastes were allegedly sent by the previous owner of assets used in our discontinued engine services operations. We did not use these identified disposal sites. Accordingly, the previous owner has retained, and has been discharging, all liability associated with the cleanup of these sites pursuant to the sales agreement. Although we could be potentially liable in the event of nonperformance by the previous owner, we do not currently anticipate nonperformance. Based on this information, we have not accrued for any costs associated with these third-party sites. In addition, we have been named a potential responsible party at two third-party disposal sites where we did use the identified sites. Cleanup costs associated with these sites have been accrued and we believe our reserves are adequate as of December 31, 2004.

As of December 31, 2004, we had two pending asbestos-related lawsuits. At year-end, we established a reserve amounting to $0.3 million for these lawsuits.

Accounting and Reporting. At December 31, 2004 and 2003, accrued environmental liabilities related to previously owned businesses were $2.3 million and $3.1 million, respectively. Environmental expense related to our ongoing business was $0.3 million in 2004. No environmental expense related to our ongoing business was recorded in 2003 or 2002. However, a gain was recorded in December 2002 related to revised estimates for businesses previously owned. This included a $1.0 million pretax other gain recorded to continuing operations and a $3.4 million net-of-tax gain recorded to discontinued operations. The ultimate cost of our environmental liabilities has been estimated, including exit costs related to previously owned businesses. Based on information presently available and programs to detect and minimize contamination, we believe the ultimate disposition of environmental matters will not have a material adverse effect on our results of operations, cash flows or financial condition.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

We enter into capital and operating leases primarily for our parts distribution facilities, software and hardware under varying terms and conditions. Rent expense for operating leases included in earnings from continuing operations was $13.1 million, $12.1 million and $11.7 million in 2004, 2003 and 2002, respectively, and was offset by no sublease income in 2004, 2003 and 2002.

Future minimum lease payments under our scheduled capital and operating leases with initial or remaining noncancellable terms of one year or more at the end of 2004 are as follows (in thousands):

Year Ended December 31,	Capital Leases	Operating Leases
2005	$ 1,206	8,856
2006	769	6,306
2007	-	4,915
2008	-	3,957
2009	-	3,500
Thereafter	-	10,398
Total minimum lease payments	$ 1,975	37,932
Amount representing interest	(176)	
Obligations under capital leases	1,799	
Obligations due within one year	(1,070)	
Long-term obligations under capital leases	$ 729	

We purchase a significant portion of our products from Rolls-Royce pursuant to two distribution contracts. In 2005, we have a purchase commitment of $411.5 million pursuant to the Rolls-Royce Model T56 parts distribution agreement. In addition, we have purchase commitments of $16.0 million in 2005 and 2006 pursuant to numerous other distribution agreements.

In addition to the environmental-related matters discussed in "Note 17 - Environmental Matters," we are a party to various other claims, legal actions and complaints arising in the ordinary course of business. Based on information presently available, we believe the ultimate disposition of these other matters will not have a material adverse effect on our results of operations, cash flows or financial condition.

Through our participation in the global aviation aftermarket, we can be affected by the general economic cycle, particularly as it influences flight activity in the government/military, general aviation/corporate and commercial airline markets. The services provided by ILS can be influenced by the rapidly evolving information and communications industry.

We use the U.S. dollar as the functional currency for all foreign operations and, therefore, recognize all translation gains and losses in earnings. Changes in foreign currency exchange rates could affect our earnings. In addition, our earnings are affected by changes in short-term interest rates as a result of borrowings under the Credit Facility, which bear interest based on floating rates.

NOTE 19 - SEGMENTS AND RELATED INFORMATION

We have two reportable operating segments: new aviation parts distribution and online inventory information services. This results from differences in the nature of the products and services sold and the related distribution methods. Through Aviall Services, we distribute new aviation parts to the government/military, general aviation/corporate and commercial airline sectors. We provide a link between parts manufacturers and buyers by purchasing parts for our own account and reselling such parts. Through ILS, we provide traditional dial-up and Web-based inventory information services linking buyers and sellers in the aviation, marine and U.S. government procurement markets. Suppliers of parts, equipment and services list their inventory and capabilities on the ILS databases for access by buyers, and ILS charges a subscription fee to access or list data. Our reportable segments are managed separately due to current marketing strategies.

The accounting policies of our reportable operating segments are the same as those described in "Note 2 - Summary of Significant Accounting Policies." Segment profit reflects operating income excluding other gains and losses and corporate charges. Corporate includes treasury, general accounting, human resources, legal and office of the President. We do not allocate corporate expenses, corporate assets, other gains and losses and interest expense to our operating segments. Our deferred tax asset, due primarily to losses from the sales of businesses, is shown separately.

The following tables present information by operating segment (in thousands):

Net Sales	2004	2003	2002
Aviall Services	$1,135,415	985,335	776,151
ILS	28,588	28,000	27,142
Total net sales	$1,164,003	1,013,335	803,293

Profit	2004	2003	2002
Aviall Services	$82,419	70,311	62,032
ILS	10,312	9,155	9,535
Reportable segment profit	92,731	79,466	71,567
Loss on extinguishment of debt	-	(17,315)	-
Other gain	-	-	1,024
Corporate	(16,391)	(11,718)	(10,163)
Interest expense	(16,742)	(20,975)	(22,578)
Earnings from continuing operations before income taxes	$59,598	29,458	39,850

Depreciation and Amortization	2004	2003	2002
Aviall Services	$12,583	11,601	10,297
ILS	2,819	2,868	2,548
Reportable segment depreciation and amortization	15,402	14,469	12,845
Corporate	110	47	52
Debt issuance cost included in interest expense	1,929	3,479	4,227
Total depreciation and amortization	$17,441	17,995	17,124

Assets	2004	2003	2002
Aviall Services	$683,725	612,891	574,137
ILS	14,993	15,987	17,929
Reportable segment assets	698,718	628,878	592,066
Corporate	7,097	7,490	119
Deferred tax asset	43,661	54,824	60,279
Total assets	$749,476	691,192	652,464

Long-Lived Asset Additions	2004	2003	2002
Aviall Services	$ 9,360	14,315	14,952
ILS	2,121	2,195	2,223
Reportable segment long-lived asset additions	11,481	16,510	17,175
Corporate	370	50	90
Total long-lived asset additions	$11,851	16,560	17,265

The following table presents net sales by geographic area based on sales destination (in thousands):

Net Sales	2004	2003	2002
United States	$ 928,180	801,263	612,878
Foreign countries	235,823	212,072	190,415
Total net sales	$1,164,003	1,013,335	803,293

The following table presents long-lived assets by physical location (in thousands):

Long-Lived Assets	2004	2003	2002
United States	$122,818	126,462	126,724
Foreign countries	2,566	2,769	2,290
Total long-lived assets	$125,384	129,231	129,014

In 2004, 2003 and 2002, Aviall Services had one customer, Rolls-Royce, which accounted for approximately 37%, 41% and 30%, respectively, of Aviall's total net sales. The sales to Rolls-Royce primarily relate to their role as prime contractor for Rolls-Royce Model T56 parts to the U.S. military. Pursuant to our parts agreement with Rolls-Royce, we ship U.S. military orders directly to the U.S. military agencies on behalf of Rolls-Royce and then invoice Rolls-Royce on the parts shipped.

NOTE 20 - SUBSEQUENT EVENTS

On January 28, 2005, we entered into the GE CF6 agreement, whereby GE has appointed us as the exclusive worldwide distributor of unique parts for CF6 engines. We paid GE a total of $160.1 million for these distribution rights and initial CF6 product inventory.

The term of the GE CF6 agreement will continue as long as either CF6 engine is operational on an airworthy aircraft. During the term of this agreement, we will purchase parts at a specified discount off of GE's catalog list price and will deliver products within established manufacturing lead times.

In connection with the GE CF6 agreement, we entered into a separate agreement with General Electric Company whereby GE and its affiliates have agreed to purchase their requirements for unique CF6 products from us. This parts supply agreement will remain in effect for the term of the GE CF6 agreement.

Along with General Electric Company, we have guaranteed performance by our respective subsidiaries under the GE CF6 agreement and the parts supply agreement.

In connection with the GE CF6 agreement, on January 28, 2005, we entered into an amendment to the Credit Facility that increased the facility size from $200 million to $260 million, restructured the borrowing base, extended the termination date and changed certain financial ratios and covenants.

NOTE 21 - GUARANTOR AND NONGUARANTOR FINANCIAL STATEMENTS

The Senior Notes are fully and unconditionally and jointly and severally guaranteed on a senior unsecured basis by each direct and indirect domestic subsidiary of Aviall, Inc., or Aviall, each a guarantor subsidiary. Each guarantor subsidiary is directly or indirectly 100% owned by Aviall. The Senior Notes are not guaranteed by any direct or indirect foreign subsidiary of Aviall, each a nonguarantor subsidiary.

The consolidating financial information presents the consolidating balance sheets as of December 31, 2004 and December 31, 2003, and the related statements of operations and cash flows for each of the three years ended December 31, 2004 with separate columns for:

- Aviall, the parent;
- the guarantor subsidiaries on a combined basis;
- the nonguarantor subsidiaries on a combined basis; and
- total consolidated amounts.

The information includes elimination entries necessary to consolidate Aviall, the parent, with the guarantor and non-guarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor and nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

Pursuant to the terms of the Credit Facility, no subsidiary of Aviall other than Aviall Services may pay cash dividends to Aviall, other than to fund limited repurchases or redemptions of outstanding securities. In addition, Aviall Services may pay cash dividends to Aviall for the purpose of funding (i) ordinary operating expenses and scheduled debt service and (ii) payments by Aviall of taxes in respect of Aviall and its subsidiaries, up to the amount that would be payable by Aviall Services, on a consolidated basis, if it were the taxpayer. Additionally, the Credit Facility restricts intercompany loans made to Aviall from its direct and indirect subsidiaries, with the exception of intercompany loans made to fund limited repurchases or redemptions of outstanding securities and loans made by Aviall Services to fund required payments under the Senior Notes. The net assets of consolidating subsidiaries subject to these restrictions were $714.8 million and $707.4 million at December 31, 2004 and December 31, 2003, respectively.

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2004				
(In Thousands)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$ -	1,094,696	134,286	(64,979)	1,164,003
Cost of sales	-	923,560	113,498	(64,979)	972,079
Gross profit	-	171,136	20,788	-	191,924
Selling and administrative expense	-	99,540	16,044	-	115,584
Operating income	-	71,596	4,744	-	76,340
Interest (income) expense, net	(17,374)	33,909	207	-	16,742
Equity in (earnings) loss of subsidiaries	(32,071)	(3,491)	-	35,562	-
Earnings (loss) before income taxes	49,445	41,178	4,537	(35,562)	59,598
Provision for income taxes	6,276	9,107	1,046	-	16,429
Net earnings (loss)	$43,169	32,071	3,491	(35,562)	43,169

CONSOLIDATED STATEMENT OF OPERATIONS

(In Thousands)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	Year Ended December 31, 2003				
Net sales	$ -	963,488	105,167	(55,320)	1,013,335
Cost of sales	-	811,118	87,902	(55,320)	843,700
Gross profit	-	152,370	17,265	-	169,635
Selling and administrative expense	12	89,523	10,645	-	100,180
Impairment loss	-	1,707	-	-	1,707
Operating (expense) income	(12)	61,140	6,620	-	67,748
Loss on extinguishment of debt	-	17,315	-	-	17,315
Interest (income) expense, net	(17,823)	38,428	370	-	20,975
Equity in (earnings) loss of subsidiaries	(9,415)	(5,451)	-	14,866	-
Earnings (loss) from continuing operations before income taxes	27,226	10,848	6,250	(14,866)	29,458
Provision for income taxes	6,448	1,558	799	-	8,805
Earnings (loss) from continuing operations	20,778	9,290	5,451	(14,866)	20,653
Discontinued operations, net of tax	-	125	-	-	125
Net earnings (loss)	$ 20,778	9,415	5,451	(14,866)	20,778

CONSOLIDATED STATEMENT OF OPERATIONS

(In Thousands)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	Year Ended December 31, 2002				
Net sales	$ -	763,844	93,889	(54,440)	803,293
Cost of sales	-	622,515	78,402	(54,440)	646,477
Gross profit	-	141,329	15,487	-	156,816
Selling and administrative expense	-	83,284	12,128	-	95,412
Other gain	-	(1,024)	-	-	(1,024)
Operating income	-	59,069	3,359	-	62,428
Interest (income) expense, net	(22,050)	43,464	1,164	-	22,578
Equity in (earnings) loss of subsidiaries	(14,809)	(1,856)	-	16,665	-
Earnings (loss) from continuing operations before income taxes	36,859	17,461	2,195	(16,665)	39,850
Provision for income taxes	7,182	5,678	339	-	13,199
Earnings (loss) from continuing operations	29,677	11,783	1,856	(16,665)	26,651
Discontinued operations, net of tax	-	3,026	-	-	3,026
Net earnings (loss)	$ 29,677	14,809	1,856	(16,665)	29,677

CONSOLIDATED BALANCE SHEET

	December 31, 2004				
(In Thousands)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Assets					
Current assets:					
Cash and cash equivalents	$ (35)	83,002	8,665	-	91,632
Receivables, net	-	116,938	27,149	-	144,087
Inventories	-	315,298	12,831	-	328,129
Prepaid expenses and other current assets	-	2,824	129	-	2,953
Deferred income taxes	-	40,410	22	-	40,432
Total current assets	(35)	558,472	48,796	-	607,233
Property and equipment	-	33,318	611	-	33,929
Investment in subsidiaries	764,005	34,284	-	(798,289)	-
Intercompany receivables	-	235,007	-	(235,007)	-
Goodwill	-	44,904	1,939	-	46,843
Intangible assets	-	46,525	-	-	46,525
Deferred income taxes	-	2,816	413	-	3,229
Other assets	6,498	5,214	5	-	11,717
Total assets	$770,468	960,540	51,764	(1,033,296)	749,476
Liabilities and Shareholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ -	1,429	11	-	1,440
Revolving line of credit	-	-	-	-	-
Cash overdrafts due to outstanding checks	4	42,969	50	-	43,023
Accounts payable	-	97,368	1,261	-	98,629
Accrued expenses	7,723	35,827	3,191	-	46,741
Total current liabilities	7,727	177,593	4,513	-	189,833
Long-term debt	200,000	1,981	9	-	201,990
Intercompany payables	213,740	-	21,267	(235,007)	-
Other liabilities	-	8,652	-	-	8,652
Commitments and contingencies	-	-	-	-	-
Shareholders' equity					
Common stock	346	33	7,542	(7,575)	346
Additional paid-in capital	447,060	862,357	9,918	(872,275)	447,060
Retained earnings (accumulated deficit)	(62,130)	(83,698)	8,515	75,183	(62,130)
Treasury stock, at cost	(28,218)	-	-	-	(28,218)
Unearned compensation - restricted stock	(1,679)	-	-	-	(1,679)
Accumulated other comprehensive (loss) income	(6,378)	(6,378)	-	6,378	(6,378)
Total shareholders' equity	349,001	772,314	25,975	(798,289)	349,001
Total liabilities and shareholders' equity	$770,468	960,540	51,764	(1,033,296)	749,476

CONSOLIDATED BALANCE SHEET

	December 31, 2003				
(In Thousands)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Assets					
Current assets:					
Cash and cash equivalents	$ -	21,187	2,237	-	23,424
Receivables, net	-	118,972	20,307	-	139,279
Inventories	-	315,896	11,964	-	327,860
Prepaid expenses and other current assets	-	2,344	157	-	2,501
Deferred income taxes	-	19,036	39	-	19,075
Total current assets	-	477,435	34,704	-	512,139
Property and equipment	-	31,226	803	-	32,029
Investment in subsidiaries	748,125	30,793	-	(778,918)	-
Intercompany receivables	-	262,513	-	(262,513)	-
Goodwill	-	44,904	1,939	-	46,843
Intangible assets	-	51,908	-	-	51,908
Deferred income taxes	-	35,376	373	-	35,749
Other assets	7,376	5,147	1	-	12,524
Total assets	$ 755,501	939,302	37,820	(1,041,431)	691,192
Liabilities and Shareholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ -	3,282	11	-	3,293
Revolving line of credit	-	-	509	-	509
Cash overdrafts due to outstanding checks	-	43,537	78	-	43,615
Accounts payable	34	94,011	777	-	94,822
Accrued expenses	3,567	32,756	3,244	-	39,567
Total current liabilities	3,601	173,586	4,619	-	181,806
Long-term debt	200,000	3,391	20	-	203,411
Intercompany payables	251,816	-	10,697	(262,513)	-
Other liabilities	-	5,891	-	-	5,891
Commitments and contingencies	-	-	-	-	-
Shareholders' equity					
Common stock	339	33	7,542	(7,575)	339
Additional paid-in capital	439,080	862,357	9,918	(872,275)	439,080
Retained earnings (accumulated deficit)	(105,299)	(101,306)	5,024	96,282	(105,299)
Treasury stock, at cost	(27,867)	-	-	-	(27,867)
Unearned compensation - restricted stock	(1,519)	-	-	-	(1,519)
Accumulated other comprehensive (loss) income	(4,650)	(4,650)	-	4,650	(4,650)
Total shareholders' equity	300,084	756,434	22,484	(778,918)	300,084
Total liabilities and shareholders' equity	$ 755,501	939,302	37,820	(1,041,431)	691,192

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2004				
(In Thousands)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Operating activities:					
Net earnings (loss)	$ 43,169	32,071	3,491	(35,562)	43,169
Depreciation and amortization	1,008	16,156	277	-	17,441
Deferred income taxes	-	12,378	3	-	12,381
Compensation expense on restricted stock awards	939	-	-	-	939
Gain on disposal of discontinued operations	-	-	-	-	-
Tax benefit from exercise of stock options	2,228	-	-	-	2,228
Changes in:					
Receivables	-	2,034	(6,842)	-	(4,808)
Inventories	-	598	(867)	-	(269)
Intercompany receivables and payables	(38,075)	27,504	10,571	-	-
Accounts payable	(34)	3,357	484	-	3,807
Accrued expenses	4,156	(159)	(53)	-	3,944
Other, net	14,462	(12,508)	(5)	-	1,949
Net cash provided by (used for) operating activities	27,853	81,431	7,059	(35,562)	80,781
Investing activities:					
Capital expenditures	-	(10,276)	(87)	-	(10,363)
Purchase of distribution rights	-	(1,367)	-	-	(1,367)
Investment in subsidiaries	(32,071)	(3,491)	-	35,562	-
Sales of property, plant and equipment	-	112	2	-	114
Net cash (used for) provided by investing activities	(32,071)	(15,022)	(85)	35,562	(11,616)
Financing activities:					
Issuance of common stock	4,660	-	-	-	4,660
Debt repaid	-	(3,403)	(10)	-	(3,413)
Debt issue costs paid	(130)	(622)	-	-	(752)
Cash overdrafts due to outstanding checks	4	(569)	(27)	-	(592)
Net change in revolving credit facility	-	-	(509)	-	(509)
Purchase of treasury stock	(351)	-	-	-	(351)
Net cash provided by (used for) financing activities	4,183	(4,594)	(546)	-	(957)
Change in cash and cash equivalents	(35)	61,815	6,428	-	68,208
Cash and cash equivalents, beginning of period	-	21,187	2,237	-	23,424
Cash and cash equivalents, end of period	$ (35)	83,002	8,665	-	91,632

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2003				
(In Thousands)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Operating activities:					
Net earnings (loss)	$ 20,778	9,415	5,451	(14,866)	20,778
Loss on extinguishment of debt	-	17,315	-	-	17,315
Impairment loss	-	1,707	-	-	1,707
Gain on disposal of discontinued operations	-	(125)	-	-	(125)
Depreciation and amortization	492	17,278	225	-	17,995
Deferred income taxes	-	7,306	(211)	-	7,095
Paid-in-kind interest	-	405	-	-	405
Compensation expense on restricted stock awards	892	-	-	-	892
Tax benefit from exercise of stock options	916	-	-	-	916
Changes in:					
Receivables	-	(44,166)	109	-	(44,057)
Inventories	-	19,825	342	-	20,167
Intercompany receivables and payables	(95,761)	101,269	(5,508)	-	-
Accounts payable	1	14,920	(185)	-	14,736
Accrued expenses	1,121	(5,754)	1,098	-	(3,535)
Other, net	4,214	(6,317)	(400)	-	(2,503)
Net cash (used for) provided by operating activities	(67,347)	133,078	921	(14,866)	51,786
Investing activities:					
Capital expenditures	-	(7,645)	(385)	-	(8,030)
Purchase of distribution rights	-	(7,200)	-	-	(7,200)
Investment in subsidiaries	(129,854)	114,968	20	14,866	-
Sales of property, plant and equipment	-	76	7	-	83
Net cash (used for) provided by investing activities	(129,854)	100,199	(358)	14,866	(15,147)
Financing activities:					
Debt proceeds	200,000	101	-	-	200,101
Net change in revolving credit facility	-	(140,301)	26	-	(140,275)
Debt repaid	-	(84,616)	(10)	-	(84,626)
Cash overdrafts due to outstanding checks	-	9,447	(9)	-	9,438
Debt issue costs paid	(7,868)	(51)	-	-	(7,919)
Issuance of common stock	5,148	-	-	-	5,148
Purchase of treasury stock	(78)	-	-	-	(78)
Cash dividends on redeemable preferred stock	(1)	-	-	-	(1)
Net cash provided by (used for) financing activities	197,201	(215,420)	7	-	(18,212)
Change in cash and cash equivalents	-	17,857	570	-	18,427
Cash and cash equivalents, beginning of period	-	3,330	1,667	-	4,997
Cash and cash equivalents, end of period	$ -	21,187	2,237	-	23,424

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2002				
(In Thousands)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Operating activities:					
Net earnings (loss)	$ 29,677	14,809	1,856	(16,665)	29,677
Gain on disposal of discontinued operations	-	(3,026)	-	-	(3,026)
Other gain	-	(1,024)	-	-	(1,024)
Depreciation and amortization	-	16,986	138	-	17,124
Deferred income taxes	-	12,783	(92)	-	12,691
Paid-in-kind interest	-	739	-	-	739
Compensation expense on restricted stock awards	612	-	-	-	612
Tax benefit from exercise of stock options	75	-	-	-	75
Changes in:					
Receivables	-	(16,301)	(3,787)	-	(20,088)
Inventories	-	(106,692)	300	-	(106,392)
Intercompany receivables and payables	(29,329)	26,374	2,955	-	-
Accounts payable	33	35,999	421	-	36,453
Accrued expenses	5,577	(5,779)	(545)	-	(747)
Other, net	7,474	(10,566)	(86)	-	(3,178)
Net cash provided by (used for) operating activities	14,119	(35,698)	1,160	(16,665)	(37,084)
Investing activities:					
Purchase of distribution rights	-	(10,398)	-	-	(10,398)
Capital expenditures	-	(6,747)	(120)	-	(6,867)
Investment in subsidiaries	(14,809)	(1,856)	-	16,665	-
Sales of property, plant and equipment	-	127	1	-	128
Net cash (used for) provided by investing activities	(14,809)	(18,874)	(119)	16,665	(17,137)
Financing activities:					
Net change in revolving credit facility	-	32,595	(748)	-	31,847
Cash overdrafts due to outstanding checks	-	26,648	72	-	26,720
Debt repaid	-	(2,411)	(9)	-	(2,420)
Issuance of common stock	682	-	-	-	682
Debt issue costs paid	-	(89)	-	-	(89)
Purchase of treasury stock	(40)	-	-	-	(40)
Cash dividends on redeemable preferred stock	(8)	-	-	-	(8)
Net cash provided by (used for) financing activities	634	56,743	(685)	-	56,692
Change in cash and cash equivalents	(56)	2,171	356	-	2,471
Cash and cash equivalents, beginning of period	56	1,159	1,311	-	2,526
Cash and cash equivalents, end of period	$ -	3,330	1,667	-	4,997

NOTE 22 - QUARTERLY RESULTS OF OPERATIONS

The following is a summary of our unaudited quarterly results of operations for 2004 and 2003 (in thousands, except share data):

2004 (Unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 283,532	314,048	294,707	271,716
Gross profit	$ 47,098	50,144	46,935	47,747
Net earnings	$ 9,977	13,465	10,021	9,706
Basic net earnings per share	$ 0.31	0.42	0.31	0.30
Weighted average common shares	31,744,620	31,954,552	32,105,401	32,191,881
Diluted net earnings per share	$ 0.30	0.40	0.30	0.28
Weighted average common and potentially dilutive common shares	33,242,755	33,550,653	33,820,849	34,082,132

2003 (Unaudited)				
Net sales	$ 251,490	250,848	249,449	261,548
Gross profit	$ 42,340	42,387	41,511	43,397
Earnings (loss) from continuing operations	$ 7,170	(3,964)	8,166	9,281
Earnings from discontinued operations	$ -	-	-	125
Net earnings (loss)	$ 7,170	(3,964)	8,166	9,406
Net earnings (loss) applicable to common shares	$ 6,061	(29,206)	8,166	9,406
Basic net earnings (loss) per share:				
Earnings (loss) from continuing operations	$ 0.22	(1.35)	0.26	0.30
Earnings from discontinued operations	-	-	-	-
Net earnings (loss)	$ 0.22	(1.35)	0.26	0.30
Weighted average common shares	19,385,713	21,705,400	31,095,455	31,315,779
Diluted net earnings (loss) per share:				
Earnings (loss) from continuing operations	$ 0.22	(1.35)	0.25	0.28
Earnings from discontinued operations	-	-	-	-
Net earnings (loss)	$ 0.22	(1.35)	0.25	0.28
Weighted average common and potentially dilutive common shares	29,113,963	30,112,651	32,524,974	32,964,481

Supplemental Financial Data

The following table summarizes selected financial information with respect to Aviall that has been derived from our audited consolidated financial statements. You should read the information set forth below in conjunction with Management's Discussion and Analysis and the consolidated financial statements and notes thereto included elsewhere in this Report.

(Dollars in Thousands)	2004	2003	2002	2001	2000
Net sales [1]	$1,164,003	1,013,335	803,293	506,160	485,920
Cost of sales [2]	972,079	843,700	646,477	398,821	377,379
Gross profit	191,924	169,635	156,816	107,339	108,541
Selling and administrative expense [3]	115,584	100,180	95,412	87,729	82,042
Impairment loss [4]	-	1,707	-	-	-
Other (gain) loss [5]	-	-	(1,024)	2,810	-
Operating income	76,340	67,748	62,428	16,800	26,499
Loss on extinguishment of debt [6]	-	17,315	-	1,608	-
Interest expense, net	16,742	20,975	22,578	10,291	8,407
Earnings from continuing operations before income taxes	59,598	29,458	39,850	4,901	18,092
Provision for income taxes [7]	16,429	8,805	13,199	2,464	7,526
Earnings from continuing operations	43,169	20,653	26,651	2,437	10,566
Earnings from discontinued operations [8]	-	125	3,026	322	1,062
Net earnings	43,169	20,778	29,677	2,759	11,628
Deemed dividend	-	-	(20,533)	-	-
Preferred stock dividends	-	(2,016)	(4,199)	(113)	-
Noncash reduction for conversion of preferred stock [9]	-	(24,335)	-	-	-
Net earnings (loss) applicable to common shares	$ 43,169	(5,573)	4,945	2,646	11,628
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 91,632	23,424	4,997	2,526	4,865
Inventories	$ 328,129	327,860	348,027	241,635	134,156
Working capital [10]	$ 417,400	330,333	178,171	149,658	132,194
Total assets	$ 749,476	691,192	652,464	533,229	395,451
Total debt	$ 203,430	207,213	221,407	200,854	90,422
Convertible redeemable preferred stock	$ -	-	44,370	40,161	-
Shareholders' equity	$ 349,001	300,084	228,602	194,842	191,674
Other Financial Data:					
Net cash provided by (used for):					
Operating activities	$ 80,781	51,786	(37,084)	(81,103)	(7,612)
Investing activities	$ (11,616)	(15,147)	(17,137)	(37,008)	(16,581)
Financing activities	$ (957)	(18,212)	56,692	115,772	27,673
Variable Working Capital [10]	$ 373,587	372,317	363,163	273,136	170,636
EBITDA [11]	$ 91,852	82,264	75,325	27,455	35,052
Capital expenditures [12]	$ 10,484	9,360	6,867	21,178	10,961
Purchase of distribution rights	$ 1,367	7,200	10,398	24,889	5,645
Ratio of earnings to fixed charges [13]	3.7x	2.1x	2.2x	1.3x	2.6x
Basic Net Earnings (Loss) Per Share Data:					
Earnings (loss) from continuing operations	$ 1.35	(0.29)	0.08	0.12	0.58
Earnings from discontinued operations	-	-	0.11	0.02	0.06
Net earnings (loss)	$ 1.35	(0.29)	0.19	0.14	0.64
Weighted average common shares	31,983,421	25,922,573	18,478,102	18,380,975	18,313,401

	2004	2003	2002	2001	2000
Diluted Net Earnings (Loss) Per Share Data: (14)					
Earnings (loss) from continuing operations	$1.28	(0.29)	0.08	0.12	0.58
Earnings from discontinued operations	-	-	0.11	0.02	0.06
Net earnings (loss)	$1.28	(0.29)	0.19	0.14	0.64
Weighted average common and potentially dilutive common shares	33,658,406	31,226,004	27,565,957	18,718,979	18,337,161

(1) Net sales for 2002 do not include approximately $74 million of Rolls-Royce Model T56 sales, valued at our contractual prices, made directly by Rolls-Royce to the U.S. military during the transition of Rolls-Royce Model T56 sales from Rolls-Royce to Aviall Services prior to June 2002.

(2) In 2001, cost of sales includes a $7.0 million inventory and intangible write-down resulting primarily from the downturn in the aerospace industry. Prior period amounts for inventory obsolescence expense have been reclassified to conform to the current presentation.

(3) In 2001, we expensed $1.4 million related to relocating to our Dallas-Fort Worth International Airport facility.

(4) The impairment loss in 2003 resulted from the write-off of a vendor software license purchased in 2001 due to a change in the vendor's strategic focus and the availability of other less expensive software alternatives.

(5) A gain in 2002 resulted from the reversal of environmental reserves related to our previously owned businesses that do not qualify as discontinued operations. The other loss in 2001 consists of write-downs of unfavorable leases and doubtful accounts related to the downturn in the economy in 2001 and costs related to our new capital structure.

(6) The 2003 loss on extinguishment of debt is due to the write-off of costs associated with the June 2003 refinancing of our former 14% senior unsecured notes. The loss on extinguishment of debt in 2001 resulted from the write-off of unamortized financing costs in connection with refinancing our former credit facility. This loss was reclassified from an extraordinary item to earnings from continuing operations before taxes to conform to SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

(7) Our cash payments for taxes are substantially lower than the reported tax expense due to our use of net operating loss carryforwards.

(8) In January 1996, we exited certain businesses and reported these businesses as discontinued operations. The earnings from discontinued operations resulted from changes in estimates for certain retained liabilities.

(9) The noncash reduction for conversion of preferred stock resulted from the conversion of all our outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock on June 12, 2003 following a reduction by our board of directors of the conversion price of the shares of Series D Redeemable Preferred Stock from $5.80 per share to $4.62 per share.

(10) We define Variable Working Capital as receivables plus inventories less accounts payable. In no event should Variable Working Capital be considered as an alternative to working capital or any other generally accepted accounting principle, or GAAP, measure as an indicator of our performance, nor should Variable Working Capital be considered as an alternative to working capital as an indicator of our relative liquidity to meet our obligations within an ordinary business cycle. We believe that Variable Working Capital is a useful measure, along with measurements under GAAP, in evaluating our financial performance and our ability to leverage sales and earnings. In addition, we use Variable Working Capital as a financial measure to evaluate our management of working capital and as a metric to measure contract and supplier performance.

The following table reconciles Variable Working Capital to working capital for the periods presented:

(In Thousands)	2004	2003	2002	2001	2000
Receivables, net	$144,087	139,279	95,222	75,134	83,395
Plus: Inventories	328,129	327,860	348,027	241,635	134,156
Less: Accounts payable	(98,629)	(94,822)	(80,086)	(43,633)	(46,915)
Variable Working Capital	373,587	372,317	363,163	273,136	170,636
Plus:					
Cash and cash equivalents	91,632	23,424	4,997	2,526	4,865
Prepaid expenses and other current assets	2,953	2,501	2,166	2,567	5,168
Deferred income taxes	40,432	19,075	23,266	21,842	9,723
Less:					
Current portion of long-term debt	(1,440)	(3,293)	(2,724)	(3,591)	(9,025)
Cash overdrafts due to outstanding checks	(43,023)	(43,615)	(34,177)	(7,457)	(19,742)
Revolving line of credit	-	(509)	(140,784)	(107,706)	-
Accrued expenses	(46,741)	(39,567)	(37,736)	(31,659)	(29,431)
Working capital	$417,400	330,333	178,171	149,658	132,194

(11) EBITDA represents earnings from continuing operations before depreciation, amortization, interest and related expense and income tax expense. In 2003 and 2001, interest and related expense includes the loss on extinguishment of debt of $17.3 million and $1.6 million, respectively, in connection with refinancing our debt. In no event should EBITDA be considered as an alternative to net earnings or any other GAAP measure as an indicator of our performance, nor should EBITDA be considered as an alternative to cash flows provided by operating activities as an indicator of cash flows or a measure of liquidity. We believe that EBITDA is a useful measure, along with measurements under GAAP, in evaluating our financial performance and our ability to service our debt and is a conventionally used financial indicator. In addition, management uses EBITDA as a financial measure to evaluate our operating performance. The following table reconciles net earnings to EBITDA for the periods presented:

(In Thousands)	2004	2003	2002	2001	2000
Net earnings	$43,169	20,778	29,677	2,759	11,628
Earnings from discontinued operations	-	125	3,026	322	1,062
Earnings from continuing operations	43,169	20,653	26,651	2,437	10,566
Plus:					
Income tax expense	16,429	8,805	13,199	2,464	7,526
Interest and related expense	16,742	38,290	22,578	11,899	8,407
Depreciation and amortization expense	15,512	14,516	12,897	10,655	8,553
EBITDA	$91,852	82,264	75,325	27,455	35,052

(12) Capital expenditures in 2004, 2003 and 2001 include noncash purchases of property and equipment amounting to $0.1 million, $1.3 million and $9.0 million, respectively.

(13) For the purposes of calculating the ratio of earnings to fixed charges, earnings represents earnings from continuing operations before taxes and fixed charges. Fixed charges include interest expense, amortization of deferred debt issuance cost, the portion of operating rental expense that management believes is representative of the appropriate interest component of rent expense and the amount of pretax earnings required to pay preferred stock dividends.

(14) Diluted net earnings per share were not dilutive, or lower than basic, in 2003, 2002 and 2001. Therefore, diluted net earnings per share for these periods is presented equal to basic net earnings per share.

This Annual Report contains "forward-looking statements" concerning our business, operations and financial performance and condition. When we use the words "estimates," "expects," "forecasts," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions, we intend to identify forward-looking statements.

We have based our forward-looking statements on our current assumptions and expectations about future events. We have expressed our assumptions and expectations in good faith, and we believe there is a reasonable basis for them. However, we cannot assure you that our assumptions or expectations will prove to be accurate.

A number of risks, uncertainties and other important factors could cause our actual results to differ materially from the forward-looking statements contained in this Annual Report. These risks, uncertainties and other important factors include, among others: loss of key suppliers or significant customers; termination or curtailment of material contracts; changes in demand or prevailing market prices for the products and services we sell; changes in economic conditions; increased competition; failure to execute or realize anticipated benefits from new agreements; changes in our business strategy or development plans; changes in government regulations and policies; limited operational flexibility due to our substantial leverage; and foreign currency fluctuations and devaluations and political instability in our foreign markets.

Other factors may cause our actual results to differ materially from the forward-looking statements contained in this Annual Report. These forward-looking statements speak only as of the date of this Annual Report, and, except as required by law, we do not undertake any obligation to publicly update or revise our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

Certifications

In 2004, Aviall's Chief Executive Officer (CEO) provided to the New York Stock Exchange (NYSE) the annual CEO certification regarding Aviall's compliance with the NYSE's corporate governance standards. In addition, Aviall's CEO and Chief Financial Officer filed with the Securities and Exchange Commission all required certifications regarding the quality of Aviall's public disclosure in its fiscal 2004 reports.

Corporate/Shareholder Information

Executive Offices
Aviall, Inc.
P.O. Box 619048
2750 Regent Boulevard
Dallas, TX, 75261-9048, USA
(972) 586-1000
Fax: (972) 586-1361
www.aviall.com

Inventory Locator Service, LLC
8001 Centerview Parkway, Suite 400
Memphis, TN 38018
(901) 794-5000
Fax: (901) 794-1760
www.ILSmart.com

Transfer Agent/Registrar
Communications regarding transfer requirements, lost stock certificates, address changes or stock accounts should be directed to:

Wells Fargo Shareholder Services
P.O. Box 64874
St. Paul, MN 55164-0874
(800) 468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
2001 Ross Avenue
Suite 1800
Dallas, TX 75201
(214) 999-1400

SEC Reports
Aviall's Annual Report on Form 10-K and current Quarterly Reports on Form 10-Q, as filed with the Securities and Exchange Commission, are available free of charge to any Aviall shareholder by writing to Investor Relations at the address shown below.

Investor Relations
General inquiries from investors or correspondence concerning Aviall investor communications may be directed by phone, letter, fax or e-mail to:

David Leedy
Aviall, Inc.
P.O. Box 619048
Dallas, TX 75261-9048, USA
(972) 586-1703
Fax: (972) 586-1702
E-mail: **investorrelations@aviall.com**

Stock Symbol
AVL

Stock Listed or Traded
New York, Chicago and Pacific Stock Exchanges

Annual Meeting
11:00 a.m., Thursday, June 9, 2005
Four Seasons Resort and Club
4150 North MacArthur Boulevard
Irving, TX 75038

Stock Purchase Plan
Any holder of record may purchase additional shares of Aviall, Inc. up to 12 times a year by sending a check to the address listed below. These purchases must be in amounts no less than $25 per month and no more than $15,000 per calendar quarter.

Wells Fargo Shareholder Services
Investment Plan Services
P.O. Box 64856
St. Paul, MN 55164-0856

Aviall, Inc.
Dallas, Texas, USA